As filed with the Securities and Exchange Commission on November 24, 2008

Registration No. 333- 153829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

GENSPERA, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	20-0438951
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9901 IH 10 West, Suite 800
San Antonio, TX, 78230
(210) 477-8537
FAX (210) 477-8547
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Agent for Service:
National Corporate Research
800 Brazos St., Suite 400
Austin, TX 78701
800-345-4647
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
Raul Silvestre
Law Offices of Raul Silvestre & Associates, APLC
31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(818) 597-7552
Fax (818) 597-7551

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	4,490,000	$1.00	(1)	$4,490,000	$176.46	(4)
Common Stock, par value $0.001 per share (3)	1,522,400	$2.00	(2)	$3,044,800	$121.50	(4)
	6,012,400			$7,534,800	$298.07	(4)

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act based upon a per share amount of $1.00, based on the price on which the securities were previously sold pursuant to the Company's July to August private placements. There is currently no trading market for the Registrant's common stock. The price of $1.00 is a fixed price at which the selling stockholders identified herein may sell their shares until the Registrant's common stock is quoted, if ever, at which time the shares may be sold at prevailing market prices or privately negotiated prices.

(2)	Fee based on exercise price applicable to shares issuable upon exercise of warrants in accordance with Rule 457(g).

(3)	Represents shares of Common Stock issuable upon the exercise (at a price of $2.00 per share) of outstanding warrants.

(4)	Previously Paid

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2008

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

6,012,400 Shares
Common Stock

This prospectus relates to the resale of 6,012,400 shares of our common stock, by the selling stockholders identified on pages 32 of this prospectus. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is not presently traded on any market or securities exchange, and we have not applied for listing or quotation on any public market. We anticipate seeking sponsorship for the trading of our common stock on the National Association of Securities Dealers OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize. The selling shareholders will sell at a price of $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Our principal executive offices are located at 9901 IH 10 West, Suite 800, San Antonio, Texas, 78230, telephone number 210-477-8537.

Investing in our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is [_________]

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following events were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you could lose some or all of your investment.

Risks Relating to the Company's Stage of Development

As a result of the Company’s limited operating history you cannot rely upon the Company's historical performance to make an investment decision.

Since inception in 2003 and through September 30, 2008 the Company has raised slightly in excess of $3,428,000 in capital and recorded accumulated losses totaling $3,432,914 as of September 30, 2008 and the Company had working capital of $1,370,582 and stockholders’ equity of $1,442,076 at September 30, 2008. Our net losses for the two most recent fiscal years have been $691,199 and $245,070 for 2007 and 2006 respectively. Since inception, we have generated no revenue.

Our limited operating history means that there is a high degree of uncertainty in our ability to: (i) develop and commercialize our technologies and proposed products; (ii) obtain approval from the U.S. Food and Drug Administration (“FDA”); (iii) achieve market acceptance of our proposed product; (iv) respond to competition; or (v) management’s ability to operating the business, as we have not previously undertaken such actions as a company. No assurances can be given as to exactly when, if at all, the Company will be able to fully develop, commercialize, market, sell and derive material revenues from its proposed products in development.

The Company will need to raise additional capital to continue operations, and failure to do so would impair the Company's ability to fund operations, develop its technologies or promote its products.

The Company's business currently generates no cash and will not be sufficient to meet its future capital requirements. The Company has relied entirely on financing to fund operations. Such financing has historically come primarily from the sale of common stock to third parties and convertible debt from our Chief Executive Officer. The Company has expended and will continue to expend substantial funds in the development, and clinical testing of the Company's products. The Company will require additional funds to conduct drug development, establish and conduct clinical trials, support commercial-scale manufacturing arrangements and provide for the marketing and distribution of its products. We anticipate that we will require an additional $7 million to take our lead drug through Phase II clinical evaluation, currently anticipated to occur in the fourth quarter of 2011.

The Company anticipates, based on current proposed plans and assumptions relating to its operations and financing the Company has undertaken prior to the date of this prospectus, that its current working capital will be sufficient to satisfy contemplated cash requirements for approximately 4.5 months, assuming that the Company does not engage in an extraordinary transaction or otherwise face unexpected events or contingencies, any of which could affect cash requirements. As of November 17, 2008, the Company has cash and cash equivalents on hand of $1,068,326. Presently, the Company has a monthly cash burn rate of approximately $250,000. Accordingly, the Company will need to raise additional capital to fund anticipated operating expenses after March 31, 2009. The Company cannot assure you that financing whether from external sources or related parties will be available if needed or on favorable terms. If additional financing is not available when required or is not available on acceptable terms, the Company may be unable to fund operations and planned growth, develop or enhance its technologies, take advantage of business opportunities or respond to competitive market pressures. Any negative impact on the Company's operations may make the raising of capital more difficult and may also result in a lower price for the Company's securities.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from any source, the Company may have to delay, reduce the scope of or eliminate one or more of its research, development or commercialization programs or product launches or marketing efforts which may materially harm the Company's business, financial condition and results of operations.

The Company's long term capital requirements are expected to depend on many factors, including:

·	continued progress and cost of its development programs;

·	progress with pre-clinical studies and clinical trials;

·	time and costs involved in obtaining regulatory clearance;

·	costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

·	costs of developing sales, marketing and distribution channels and its ability to sell the Company's products;

·	costs involved in establishing manufacturing capabilities for commercial quantities of its products;

·	competing technological and market developments;

·	market acceptance of its products;

·	costs for recruiting and retaining employees and consultants; and

·	costs for educating and training physicians about its products.

The Company may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. The Company may seek to raise any necessary additional funds through the exercising of warrants, options, equity or debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive to existing stockholders or otherwise have a material effect on the Company's current or future business prospects. If adequate funds are not available, the Company may be required to significantly reduce or refocus its development and commercialization efforts.

The Company may have difficulty raising needed capital in the future as a result of the Company's limited operating history.

When making investment decisions, investors typically look at company’s historical performance in evaluating the risks and operations of the business and the business’s future prospects. Our limited operating history makes such evaluation and an estimation of our future performance substantially more difficult. As a result, investors may be unwilling to invest in the Company or such investment may be on terms or conditions not acceptable to the Company. If the Company is unable to secure such additional finance, it may need to cease operations.

The Company relies on technologies that it may not be able to commercially develop, which will prevent the Company from generating revenues, operating profitably or providing investors any return on their investment.

The Company has concentrated its research on its drug technologies, and the Company's ability to generate revenue and operate profitably will depend on it being able to develop these technologies for human applications. Our technologies are primarily directed toward the development of cancer therapeutic agents. The Company cannot guarantee that the results obtained in clinical evaluation of our therapeutic agents will be sufficient to warrant approval by the FDA for clinical use. Even if our therapeutic agents are approved for use by the FDA, there is no guarantee that they will exhibit an enhanced efficacy relative to competing therapeutic modalities such that they will be adopted by the medical community. Without significant adoption by the medical community our agents will have limited commercial potential which will likely result in the loss of your entire investment.

Inability to complete pre-clinical and clinical testing and trials will impair the viability of the Company.

The Company is in its development stage and has not yet applied for approval by the FDA to conduct clinical trials. Even if the Company successfully files an Investigational New Drug (IND) application and receives clearance from the FDA to commence trials, the outcome of pre-clinical, clinical and product testing of the Company's products is uncertain, and if the Company is unable to satisfactorily complete such testing, or if such testing yields unsatisfactory results, the Company will be unable to commercially produce its proposed products. Before obtaining regulatory approvals for the commercial sale of any potential human products, the Company's products will be subjected to extensive pre-clinical and clinical testing to demonstrate their safety and efficacy in humans. No assurances can be given that the clinical trials of the Company's products, or those of licensees or collaborators, will demonstrate the safety and efficacy of such products at all, or to the extent necessary to obtain appropriate regulatory approvals, or that the testing of such products will be completed in a timely manner, if at all, or without significant increases in costs, program delays or both, all of which could harm the Company's ability to generate revenues. In addition, the Company's proposed products may not prove to be more effective for treating disease or injury than current therapies. Accordingly, the Company may have to delay or abandon efforts to research, develop or obtain regulatory approval to market its proposed products. Many companies involved in biotechnology research and development have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of the product and could harm the Company's ability to generate revenues, operate profitably or produce any return on an investment in the Company.

The Company's additional financing requirements will result in dilution to existing stockholders.

We will require additional financing in the future. The issuance of common or preferred stock in connection with a future financing will result in a decrease of stockholders percentage ownership of the Company. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. The Company is authorized to issue 80 million shares of common stock and 10 million shares of preferred stock. Such securities may be issued without the approval or consent of the Company's stockholders.

Risks Relating to Intellectual Property and Government Regulation

The Company may not be able to withstand challenges to its intellectual property rights, such as patents, should contests be initiated in court or at the U.S Patent and Trademark Office.

The Company relies on its intellectual property, including its issued and applied for patents, as the foundation of its business. The intellectual property rights of the Company may come under challenge, and no assurances can be given that, even though issued, the Company's current and potential future patents will survive claims commencing in the court system alleging invalidity or infringement on other patents. The viability of the Company's business would suffer if such patent protection were limited or eliminated. Moreover, the costs associated with defending or settling intellectual property claims would likely have a material adverse effect on the Company.

The Company may not be able to adequately protect against piracy of intellectual property in foreign jurisdictions.

Considerable research with regard to our technologies is being performed in countries outside of the United States. The laws protecting intellectual property in some of those countries may not provide protection for the Company's trade secrets and intellectual property adequate to prevent our competitors from misappropriating the Company's trade secrets or intellectual property.  If the Company's trade secrets or intellectual property are misappropriated in those countries, the Company may be without adequate remedies to address the issue. At present, the Company is not aware of any infringement of its intellectual property. In addition to our patents, we rely on confidentiality and assignment of invention agreements to protect our intellectual property. These agreements provide for contractual remedies in the event of misappropriation. Notwithstanding, the Company does not know to what extent, if any, these agreements and any remedies for their breach will be enforced by a foreign court. In the event the Company’s intellectual property is misappropriated or infringed upon and an adequate remedy is not available, the Company’s future prospects will greatly diminish.

The Company's products may not receive FDA approval, which would prevent the Company from commercially marketing its products and producing revenues.

The FDA and comparable government agencies in foreign countries impose substantial regulations on the manufacture and marketing of pharmaceutical products through lengthy and detailed laboratory, pre-clinical and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these regulations typically takes several years or more and varies substantially based upon the type, complexity and novelty of the proposed product. The Company cannot yet accurately predict when it might first submit any Investigational New Drug (“IND”) application to the FDA, or whether any such IND application would be granted on a timely basis, if at all, nor can the Company assure you that it will successfully complete any clinical trials in connection with any such IND application. Notwithstanding our inability to predict when such submission will be made, the Company anticipates a filing sometime during the first or second quarter of 2009. Further, the Company cannot yet accurately predict when it might first submit any product license application for FDA approval or whether any such product license application would be granted on a timely basis, if at all.  As a result, the Company cannot assure you that FDA approvals for any products developed by it will be granted on a timely basis, if at all. Any such delay in obtaining, or failure to obtain, such approvals could have a material adverse effect on the commercialization of the Company's products and its ability to generate product revenue.

In the event the Company is not able to comply with federal, state and local government regulations, it may not be able to commercialize its proposed product.

Federal, state and local governments and agencies in the United States (including the FDA) and governments in other countries have significant regulations in place that govern many of the Company's activities.  The Company is or may become subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances used in connection with its research and development work. The preclinical testing and clinical trials of the products that the Company develops are subject to extensive government regulation that may prevent the Company from creating commercially viable products from its discoveries. In addition, the sale or licensing by the Company of any commercially viable product will be subject to government regulation from several standpoints, including manufacturing, advertising and promoting, selling and marketing, labeling, and distributing. If, and to the extent that, the Company is unable to comply with these regulations, it may not be able to commercialize its products and its ability to earn revenues will be materially and negatively impacted.

Risks Relating to Competition

The Company's competitors may have significantly greater experience and financial resources than the Company does.

The biotechnology industry is characterized by intense competition. The Company competes against numerous companies, many of which have substantially greater financial and other resources than it has. Several such enterprises have research programs and/or efforts to treat the same diseases targeted by the Company. Companies such as Merck, Ipsen and Diatos, as well as others, have substantially greater resources and experience in the Company's fields than it does, and are well situated to compete with us effectively.

Risks Relating to the Company's Reliance on Third Parties

We intend to rely exclusively upon the third-party FDA-approved manufacturers and suppliers for our products. Should these manufacturers or suppliers fail to perform as expected, we will need to develop or procure other manufacturing and supply sources, which would cause delays or interruptions in our product supply and result in the loss of significant sales and customers.

We currently have no internal manufacturing capability, and will rely exclusively on FDA-approved licensees, strategic partners or third party contract manufacturers or suppliers. Should we be forced to manufacture our product, we cannot give you any assurance that we will be able to develop an internal manufacturing capability or procure third party suppliers. In the event we seek third party suppliers, they may require us to purchase a minimum amount of compound or could require other unfavorable terms. Any such event would materially impact our prospects and could delay the development and sale of our products. Moreover, we cannot give you any assurance that any contract manufacturers or suppliers we procure will be able to supply our products in a timely or cost effective manner or in accordance with applicable regulatory requirements or our specifications.

General Risks Relating to the Company's Business

The Company may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome.

The Company's business may bring it into conflict with its licensees, licensors, or others with whom it has contractual or other business relationships or with its competitors or others whose interests differ from the Company's. If the Company is unable to resolve those conflicts on terms that are satisfactory to all parties, the Company may become involved in litigation brought by or against it. That litigation is likely to be expensive and may require a significant amount of management's time and attention, at the expense of other aspects of the Company's business. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require the Company to pay damages, enjoin it from certain activities, or otherwise affect its legal or contractual rights, which could have a significant adverse effect on its business.  As of the date of this prospectus, there have not been any threats of litigation nor are any actions currently outstanding or pending.

We depend on Craig A. Dionne, PhD, our Chief Executive Officer, and Russell Richerson, our Chief Operating Officer, for our continued operations and future success. A loss of either employee will significantly hinder our ability to move forward with our business plan.

The loss of Craig A. Dionne, PhD, our Chief Executive Officer, or Russell Richerson, our Chief Operating Officer, would be significantly detrimental to us. We currently maintain a one million dollar “key person” life insurance policy on the life of Dr. Dionne but do not maintain a policy of Dr. Richerson. Nevertheless, the Company’s prospects and operations will be significantly hindered upon the death or incapacity of either of these key individual.

We will require additional personnel; our inability to identify and retain such personnel will significantly hinder our ability to move forward with our business plan.

The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, regulatory compliance, manufacturing and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. There is intense competition for qualified personnel in the areas of the Company's present and planned activities, and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Although to date we have not encountered significant difficulties with respect to identifying and retaining personal, the failure to attract and retain such personnel or to develop such expertise in the future would adversely affect the Company's business.

Our business is dependent upon securing sufficient quantities of a natural product that currently grows naturally in very specific locations located outside of the United States.

The therapeutic component of our products, including our lead compound G-202, is referred to as 12ADT. 12ADT functions by dramatically raising the levels of calcium inside cells, which leads to cell death. 12ADT is derived from a material called Thapsigargin. Thapsigargin is derived from the seeds of a plant referred to as Thapsia garganica.12ADT 12ADTWe currently secure seeds from Thapsia garganica plants that grow along the coastal regions of Spain from our third party supplier, Thapsibiza, SL. There can be no assurances that the countries from which we can secure Thapsia garganica will continue to allow Thapsibiza, SL to collect such seeds and/or to do so and export the seeds derived from Thapsia garganica to the United States. In the event we are no longer able to import these seeds, we will not be able to produce our proposed drug and our business will be adversely impacted.

To our knowledge, there are no commercially viable means to synthesize the active ingredient of our therapeutics from laboratory chemicals.

Generally, attempts are often made to develop a synthetic approach using laboratory chemicals to make an active ingredient derived from a natural substance. Although a group has recently published a scientific paper on the full chemical synthesis of Thapsigargin, we believe that the number of individual chemical steps required to make synthetic Thapsigargin (42 individual steps) is too large for economically feasible commercial synthesis of this compound. We cannot provide any assurances, however, that another group at some time may be able to significantly reduce the number of individual chemical steps to make synthetic Thapsigargin. To our current knowledge, there is no commercially viable means to conduct such synthesis for 12ADT, the active component of our therapeutic agents. Therefore, we believe that our ability to produce the therapeutic component 12ADT will always depend upon our ability to secure seeds from the plant Thapsia garganica. There can be no assurances that our ability to secure such seeds can be adequately secured to satisfy our development and commercial needs.

Commercial requirements, if any, for our therapeutic products may require us to secure land for cultivation and harvesting of the seeds derived from Thapsia garganica.

While we believe that we can satisfy our needs for clinical development of G-202 through completion of Phase III clinical studies from Thapsia garganica that grows naturally in the wild, with respect to commercial operations, if any, that involve development of an approved therapeutic that comprises G-202, we may not be able to rely upon securing the seeds from Thapsia garganica that grow naturally. We have estimated that in order to secure sufficient quantities of the seeds from Thapsia garganica for commercialization of a product comprising G-202, we will need to secure approximately 100 acres of land to cultivate and grow Thapsia garganica. We anticipate the cost to lease such land would be $40,000 per year but have not yet fully assessed other costs associated with a full-scale farming operation. There can be no assurances that we can secure such acreage, or that even if we are able to do so, that we can adequately grow sufficient quantities of Thapsia garganica to satisfy any commercial objectives that involve G-202. Our inability to secure adequate seeds will result in us not being able to develop and manufacture our proposed drug and will adversely impact our business.

Thapsia garganica and Thapsigargin, when brought into contact with the skin, can cause severe irritation.

It has been known for centuries that the plant Thapsia garganica can cause severe skin irritation when contact is made between the plant and the skin1 . Skin plasters made from the plant have been part of the Medical Pharmacopeia2  in Western Europe as recently as the 1930s. The therapeutic action of the plaster is that of a severe counter-irritant. In 1978, Thapsigargin was determined to be the skin-irritating component of the plant Thapsia garganica. The therapeutic component of our products, including our lead product G-202, is derived from Thapsigargin. We obtain Thapsigargin from the above-ground seeds of Thapsia garganica. These seeds are currently harvested by hand and those conducting the harvesting must wear protective clothing and gloves to avoid contact of the skin with the seeds. Although we obtain the seeds from a third-party contractor located in Spain, and although the contractor has contractually waived any and all liability associated with collecting the seeds for our supply needs, it is possible that the contractor or those employed by the contractor may suffer medical issues related to the harvesting and subsequently seek compensation from us via, for example, litigation. No assurances can be given, despite our contractual relationship with the third party contractor, that the Company may not be the subject of litigation related to the harvesting of the seeds.

Because Thapsia garganica is a toxic plant, synthesis of 12ADT, the active ingredient of our therapeutic compounds which we obtain from the seeds of Thapsia garganica, must be conducted in a facility qualified for making compounds that have a toxic effect on human cells.

There are a limited number of facilities that are qualified to handle toxic agents for the manufacture of therapeutic agents. This limits the potential number of possible manufacturing sites for our therapeutic compounds that are derived from Thapsia garganica. No assurances can be provided that these facilities will be available for the manufacture of our therapeutic compounds under our time schedules or within the parameters of our manufacturing budget. In the event facilities are not available for manufacturing our therapeutic compounds, the Company’s business and future prospects will be adversely affected.

Our lead therapeutic compound, G-202, has not been subjected to large scale manufacturing procedures

Although G-202 has been manufactured in an academic setting and while we believe that the process used in such a setting can be transferred to large scale manufacturing procedures, we have not yet performed such large scale manufacturing of G-202. There can be no assurances that the current procedure for manufacturing G-202 can be manufactured under larger scale manufacturing procedures such that we cannot provide assurances that we can manufacture G-202 to satisfy our development and commercial needs, if any. In the event G-202 cannot be manufactured in sufficient qualities, our future prospects could be significantly impacted.

The Company has no product liability insurance, which may leave it vulnerable to future claims that the Company will be unable to satisfy.

The testing, manufacturing, marketing and sale of human therapeutic products entails an inherent risk of product liability claims, and the Company cannot assure that substantial product liability claims will not be asserted against it. The Company has no product liability insurance. In the event the Company is forced to expend significant funds on defending product liability actions, and in the event those funds come from operating capital, the Company will be required to reduce its business activities, which could lead to significant losses.

1 Christensen, S.B., Norup, E., and Rasmussen, U. (1984) in: Natural Products and Drug Development (Krogsgaard-Larsen, P., Christensen, S.B. and Kofod, H., eds.) pp 405-417, Munksgaard, Copenhagen
2 Medical Pharmacopeia is a book containing an official list of medicinal drugs together with articles on their preparation and use.

The Company cannot assure you that adequate insurance coverage will be available in the future on acceptable terms, if at all, or that, if available, the Company will be able to maintain any such insurance at sufficient levels of coverage or that any such insurance will provide adequate protection against potential liabilities.

The Company has secured limited director and officer insurance in the amount of $5,000,000 and will have commercial insurance policies. Any significant insurance claims would have a material adverse effect on its business, financial condition and results of operations. Insurance availability, coverage terms and pricing continue to vary with market conditions. The Company endeavors to obtain appropriate insurance coverage for insurable risks that it identifies, however, the Company may fail to correctly anticipate or quantify insurable risks, may not be able to obtain appropriate insurance coverage, and insurers may not respond as the Company intends to cover insurable events that may occur. The Company has observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles, and lower coverage limits. For some risks, the Company may not have or maintain insurance coverage because of cost or availability.

Risks Relating to the Company's Common Stock

There is no public market for the Company's securities and no assurances can be given that one will ever develop.

The Company is a private company and this registration statement is its initial registration. Our stock is not traded on an exchange or on the OTC Bulletin Board. Without a market for our shares, there is only a limited ability of a security holder to sell their securities, as those transfers or sales would be made privately. Therefore, an investment in our common stock should be considered as totally illiquid, and investors are cautioned that they may not be able to liquidate their investment readily or at all when the need or desire to sell arises. Moreover, no assurances can be given that a public market for our securities will ever materialize. Additionally, even if a public market for our securities develops and our securities become listed, the trading volume may be limited, making it difficult for an investor to sell shares.

When and if the Company becomes a public company, the Company faces risks related to compliance with corporate governance laws and financial reporting standards.

The Sarbanes-Oxley Act of 2002, as well as related new rules and regulations implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board, require changes in the corporate governance practices and financial reporting standards for public companies. These new laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting (“Section 404”), will materially increase the Company's legal and financial compliance costs and make some activities more time-consuming and more burdensome. As a result, management will be required to devote more time to compliance which could result in a reduced focus on the development thereby adversely affecting the Company’s development activities. Also, the increased costs will require the Company to seek financing sooner that it may otherwise have had to.

Starting in 2007, Section 404 of the Sarbanes-Oxley Act of 2002 requires that the Company's management assess the Company's internal control over financial reporting annually and include a report on its assessment in its annual report filed with the SEC. Effective December 15, 2009 for a smaller reporting company, the Company's independent registered public accounting firm is required to audit both the design and operating effectiveness of its internal controls and management's assessment of the design and the operating effectiveness of its internal controls. We anticipate that costs associated with becoming public will add $150,000 of annual expenses in connection with profession legal and accounting fees.

Because of the Company’s limited resources and limited number of employees, management has concluded that our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

To mitigate the current limited resources and limited employees, we rely heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As we grow, we expect to increase our number of employees, which will enable us to implement adequate segregation of duties within the Committee of Sponsoring Organizations of the Treadway Commission internal control framework.

The Company does not intend to pay cash dividends on its common stock in the foreseeable future.

Any payment of cash dividends will depend upon the Company's financial condition, results of operations, and capital requirements and will be at the discretion of the Board of Directors. The Company does not anticipate paying cash dividends on its common stock in the foreseeable future. Furthermore, the Company may incur additional indebtedness that may severely restrict or prohibit the payment of dividends. Since we do not anticipate paying dividends, any gains on an investment will need to come through an increase in the price of the Company’s common stock.

Our board of directors has broad discretion to issuance additional securities; these securities may contain rights and privileges senior to our common shares. The issuance of these securities may greatly impact the value of our common stock.

We are entitled under our certificate of incorporation to issue up to 80,000,000 common and 10,000,000 “blank check” preferred shares. Blank check preferred shares provide the board of directors broad authority to determine voting, dividend, conversion, and other rights. As of November 17, 2008, we have issued and outstanding 12,486,718 common shares, and 3,702,800 common shares reserved for issuance upon the exercise of current outstanding options, warrants and convertible securities. Accordingly, we will be entitled to issue up to 63,810,482 additional common shares and 10,000,000 additional preferred shares. Our board may generally issue those common and preferred shares, or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. Any preferred shares we may issue shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development and marketing plans. It is also likely that we will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans. We cannot give any assurance that we will not issue additional common or preferred shares, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

Our Officers and Scientific Advisors beneficially own approximately 52% of our outstanding common shares. As a result, these individuals have the ability to significantly control the governance of the Company and may have interests different than yours.

Our Officers and Scientific Advisors own approximately 52% of our outstanding common shares. As a consequence of their level of stock ownership, the group will substantially retain the ability to elect or remove members of our board of directors, and thereby control our management. This group of shareholders has the ability to significantly control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions any of which may be in opposition to the best interest of the other shareholders.

FORWARD LOOKING STATEMENTS

This prospectus, and the documents incorporated into it by reference, contains forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), which are intended to convey our expectations or predictions regarding the occurrence of possible future events or the existence of trends and factors that may impact our future plans and operating results. These forward-looking statements are derived, in part, from various assumptions and analyses we have made in the context of our current business plan and information currently available to use and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe are appropriate in the circumstances. You can generally identify forward looking statements through words and phrases such as“believe”, “expect”, “seek”, “estimate”, “anticipate”, “intend”, “plan”, “budget”, “project”, “may likely result”, “may be”, “may continue” and other similar expressions.

When reading any forward-looking statement you should remain mindful that actual results or developments may vary substantially from those expected as expressed in or implied by such statement for a number of reasons or factors, including but not limited to:

•	the success of our research and development activities, the development of a viable commercial product, and the speed with which regulatory authorizations and product launches may be achieved;

•	whether or not a market for our product develops and, if a market develops, the rate at which it develops;

•	our ability to successfully sell our products if a market develops;

•	our ability to attract and retain qualified personnel to implement our growth strategies;

•	our ability to develop sales, marketing, and distribution capabilities;

•	our ability to obtain reimbursement from third party payers for the products that we sell;

•	the accuracy of our estimates and projections;

•	our ability to fund our short-term and long-term financing needs;

•	changes in our business plan and corporate strategies; and

•	other risks and uncertainties discussed in greater detail in the section captioned “Risk Factors”

Each forward-looking statement should be read in context with and in understanding of the various other disclosures concerning our company and our business made elsewhere in this Prospectus as well as our public filings with the Securities and Exchange Commission. We are not obligated to update or revise any forward-looking statements contained in this Prospectus or any other filing to reflect new events or circumstances unless and to the extent required by applicable law.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive up to $1,520,200 upon the exercise of warrants in the event they are exercised for cash. We will use the proceeds received from the exercise of warrants, if any, for working capital.

DIVIDEND POLICY

We have never paid or declared cash dividends on our common stock, and we do not intend to pay or declare cash dividends on our common stock in the foreseeable future.

OUR BUSINESS

Our History

GenSpera, Inc. (“GenSpera”) was incorporated as a Delaware corporation in 2003. We are a biotechnology company focused on the discovery and development of pro-drug cancer therapeutics, an emerging medical science. A pro-drug is an inactive precursor of a drug that is converted into its active form only at the site of the tumor.

In early 2004, the intellectual property underlying the Company’s technologies was assigned from Johns Hopkins University to the co-inventors, Dr. John Isaacs, Dr. Soren Christensen, Dr. Hans Lilja and Dr. Samuel Denmeade, who in turn awarded an option to license the intellectual property to the Company in return for continued prosecution of the patent portfolio. This option was exercised in early 2008 by reimbursement of past patent prosecution costs previously incurred by Johns Hopkins University. Subsequently the co-inventors assigned the intellectual property to the Company in April 2008. The Company’s activities during the period 2004-2008 were limited to continued prosecution of the relevant patent portfolio.

The Potential of Our Pro-Drug Therapies

Cancer chemotherapy involves treating patients with cytotoxic drugs (compounds or agents that are toxic to cells). Chemotherapy is often combined with surgery or radiation in the treatment of early stage disease and it is the preferred, or only, treatment option for many forms of cancer in later stages of the disease. However, major drawbacks of chemotherapy include;

•	Side effects - Non-cancer cells in the body are also affected, often leading to serious side effects.

•
Incomplete tumor kill - Many of the leading chemotherapeutic agents act by stopping cells from dividing - they might be effective with tumors comprised of rapidly-dividing cells, but are much less effective for tumors that contain cells that are slow dividing.

•	Resistance - Cancers will often develop resistance to current drugs after repeated exposure, limiting the number of times that a treatment can be effectively applied.

Pro-drug chemotherapy is a relatively new approach to cancer treatment that is being investigated as a means to get higher concentrations of cytotoxic agents at the tumor location while avoiding the toxicity of these high doses in the rest of the body. An inactive form of a cytotoxin (referred to as the “pro-drug”) is administered to the patient. The pro-drug is converted into the active cytotoxin only at the tumor site.

We believe that, if successfully developed, pro-drug therapies have the potential to provide an effective therapeutic approach to a broad range of solid tumors. We have proprietary technologies that we believe appear, in animal models, to meet the requirements for an effective pro-drug. In addition, we believe that our cytotoxin addresses two other issues prevalent with current cancer drugs - it kills slowly- and non-dividing cancer cells as well as rapidly dividing cancer cells, and does not appear to trigger the development of resistance to its effects.

Our Technology

Our technology supports the creation of pro-drugs by attaching “masking/targeting agents” (agents that simultaneously mask the toxicity of the cytotoxin and help target the cytotoxin to the tumor) to the cytotoxin “12ADT”, and does so in a way that allows conversion of the pro-drug to its active form selectively at the site of tumors. We own patents that contain claims that cover 12ADT as a composition of matter.

Cytotoxin

12ADT is a chemically modified form of thapsigargin, a cytotoxin that kills fast-, slow- and non-dividing cells. Our two issued core patents, both entitled “Tissue Specific Prodrug”, contain claims which cover the composition of 12ADT.

Masking/Targeting Agent

We use peptides as our masking/targeting agents. Peptides are short strings of amino-acids, the building blocks of many components found in cells. When attached to 12ADT, they can make the cytotoxin inactive - once removed, the cytotoxin is active again. Our technology takes advantage of the fact that the masking peptides can be removed by chemical reactors in the body called enzymes, and that the recognition of particular peptides by particular enzymes can be very specific. The peptides also make 12ADT soluble in blood. When it is removed, 12ADT returns to its natural insoluble state and precipitates directly into nearby cells.

How we make our pro-drugs

How our pro-drugs work

Our Approach

Our approach is to identify specific enzymes that are found at high levels in tumors relative to other tissues in the body. Upon identifying these enzymes, we create peptides that are recognized predominantly by those enzymes in the tumor and not by enzymes in normal tissues. This double layer of recognition adds to the tumor-targeting found in our pro-drugs. Because the exact nature of our masking/targeting peptides is so refined and specific, they form the basis for another set of our patents and patent applications on the combination of the peptides and 12ADT.

Our Pro-Drug Development Candidates

We currently have four pro-drug candidates identified based on this technology, as summarized in the table below (at this time we are only developing G-202).
:

Pro-Drug Candidate	Activating enzyme	Target location of activation enzyme	Status

G-202	Prostate Specific Membrane Antigen (PSMA)	The blood vessels of all solid tumors [3]	•	Validated efficacy in pre-clinical animal models (Johns Hopkins University)
			•	Formal toxicology studies are in process (Ricerca Biosciences)
			•	Manufacture of drug substance for clinical trials is underway (InB Hauser)
			•	Investigational New Drug Application planned to be filed with the US Food and Drug Administration in 2009

G-114	Prostate Specific Antigen (PSA)	Prostate cancers	•	Validated efficacy in pre-clinical animal models (Johns Hopkins University)

G-115	Prostate Specific Antigen (PSA)	Prostate cancers	•	Validated efficacy in pre-clinical animal models (Johns Hopkins University)

Ac-GKAFRR-L12ADT	Human glandular kallikrein 2 (hK2)	Prostate cancers	•	Validated efficacy in pre-clinical animal models (Johns Hopkins University)

Strategy

Business Strategy

We plan to develop a series of therapies based on our pro-drug technology platform and bring them through Phase I/II clinical trials.

Manufacturing and Development Strategy

Under the planning and direction of key personnel, we expect to outsource all of our Good Laboratory Practices (“GLP”) preclinical development activities (e.g., toxicology) and Good Manufacturing Practices (“GMP”) manufacturing and clinical development activities to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”).  CROs and CMOs are third-parties that specialize in executing processes relating to project-oriented research activities on behalf of their clients’ company and are commonly engaged in the industry. Manufacturing will also be outsourced to organizations with approved facilities and manufacturing practices.

Commercialization Strategy

We intend to license our experimental drugs to third parties after Phase I/II clinical trials. It is expected that such third parties would then continue to develop, market, sell, and distribute the resulting products.

Market and Competitive Considerations

G-202

Our primary focus is the opportunity offered by our lead pro-drug candidate, G-202. We believe that we have validated G-202 as a drug candidate to treat various forms of solid tumors; including breast, urinary bladder, kidney and prostate cancer based on the ability of G-202 to cause tumor regression in animal models of these diseases. Manufacturing scale up is now in process, and we plan to begin the clinical evaluation of G-202 in early 2009. We hope to eventually demonstrate that G-202 is more efficacious than current (and prospective) commercial products that treat solid tumors by disrupting their blood supply.

Potential Markets for G-202

We believe that, if successfully developed, G-202 has the potential to treat a range of solid tumors by disrupting their blood supply. It is too early in the pre-clinical development process to determine target indications. However, we believe that G-202 has the potential to target breast, urinary bladder, kidney and prostate cancer based on the ability of G-202 to cause tumor regression in animal models of these diseases. The table below summarizes a number of the potential United States patient populations which we believe may be amenable to this therapy and represent potential target markets.

Potential United States Patient Populations
For Pro-Drug Chemotherapies

	Estimated Number of	Probability of Developing (birth to death)
Cancer	New Cases (2006)	Male	Female
Prostate	234,460	1 in 6	-
Breast	214,640	n/a	1 in 8
Urinary Bladder	61,420	1 in 28	1 in 88
Kidney Cancer	38,890	n/a	n/a

Source: CA Cancer J. Clin 2006; 56;106-130.

The clinical opportunity for G-202

We believe that current anti-angiogenesis drugs (drugs that disrupt the blood supply to tumors) validate the clinical approach and market potential of G-202.

Angiogenesis is the physiological process involving the growth of new blood vessels from pre-existing vessels and is a normal process in growth and development, as well as in wound healing. However, angiogenesis is also a fundamental step in the transition of tumors from a clinically insignificant size to a malignant state because no tumor can grow beyond a few millimeters in size without the nutrition and oxygenation that comes from an intimately associated blood supply. Interrupting this process has been targeted as a point of intervention for slowing or reversing tumor growth. A well known example of a successful anti-angiogenic approach is the recently approved drug, Avastin TM , a monoclonal antibody that inhibits the activity of Vascular Endothelial Growth Factor (“VEGF”), which is important for the growth and survival of endothelial cells (a thin layer of specialized cells that line the interior surface of blood vessels). Other recently approved drugs may also work in part via anti-angiogenesis.

Nonetheless, these anti-angiogenic drugs have only a limited therapeutic effect with increased median patient survival times of only a few months. Our approach is designed to destroy both the existing and newly growing tumor vasculature, rather than just block new blood vessel formation. We anticipate that this approach will lead to a more immediate collapse of nutrient supply to the tumors and consequently an enhanced rate of tumor destruction.

G-202 destroys new and existing blood vessels in tumors

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and expected to be increasingly so in the future.  Although we are not aware of any competitor who is developing a drug that is designed to destroy both the existing and newly growing tumor vasculature in a manner similar to G-202, there are several marketed drugs and drugs in development that attack tumor-associated blood vessels to some degree. For example, AvastinTM is a marketed product that acts predominantly as an anti-angiogenic agent. ZybrestatTM is another drug in development that is described as a vascular-disrupting agent that inhibits blood flow to tumors. It is impossible to accurately ascertain how well our drug will compete against these or other products that may be in the marketplace until we have human patient data for comparison.

Other larger and well funded companies have developed and are developing drug candidates that, if not similar in type to our drug candidates, are designed to address the same patient or subject population.  Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use.  If a competitor’s product or product in development is better than ours, for whatever reason, then our ability to license our technology could be diminished and/or our sales could be lower than that of competing products, if we are able to generate sales at all.

Patents and Proprietary Rights

Our success will likely depend upon our ability to preserve our proprietary technologies and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies and know-how that are not patentable or that we determine to keep as trade secrets. We protect our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants, significant scientific collaborators and sponsored researchers that generally provide that all inventions conceived by the individual in the course of rendering services to us shall be our exclusive property.

The intellectual property underlying our technology is covered by certain patents and patent applications previously owned by the Johns Hopkins University ("JHU"). In early 2004, the intellectual property underlying the Company’s technologies was assigned from Johns Hopkins University to the co-inventors, Dr. John Isaacs, Dr. Soren Christensen, Dr. Hans Lilja and Dr. Samuel Denmeade, who in turn awarded an option to license the intellectual property to the Company in return for continued prosecution of the patent portfolio. This option was exercised in early 2008 by payment to the co-inventors for reimbursement of past patent prosecution costs previously incurred by Johns Hopkins University (approximately $122,000) and additional fees (approximately $62,000) to cover the tax consequences of payments to the co-inventors. Subsequently the co-inventors assigned the intellectual property to the Company in April 2008 and Genspera recorded these assignments in the United States Patent & Trademark Office. By virtue of the April 2008 assignments, GenSpera has no further financial obligations to the inventors or to JHU with regard to the assigned intellectual property. JHU retains a paid-up, royalty-free, non-exclusive license to use the intellectual property for non-profit purposes.  Each of the co-inventors remains affiliated with the Company as a member of the Scientific Advisory Board.

Number	Country	Filing Date	Issue Date	Expiration Date	Title
Patents Issued
6,504,014	US	6/7/00	1/7/2003	6/6/2020	Tissue specific pro-drug (TG)
6,545,131	US	7/28/00	4/8/2003	7/27/2020	Tissue specific pro-drug (TG)
6,265,540	US	5/19/98	7/24/2001	5/18/2018	Tissue specific pro-drug (PSA)
6,410,514	US	6/7/00	6/25/2002	6/6/2020	Tissue specific pro-drug (PSA)
7,053,042	US	7/28/00	5/30/2006	7/27/2020	Activation of peptide pro-drugs by HK2

Patents Pending
US 2004/0029778	US	11/30/01	Pending	N/A	Tissue specific pro-drugs (PSMA)
PCT/US01/45100	WO	11/30/01	Pending	N/A	Tissue specific pro-drugs (PSMA)
US 2006/0183689	US	8/24/05	Pending	N/A	Activation of peptide pro-drugs by HK2
US 2006/0217317	US	11/18/03	Pending	N/A	Activation of peptide pro-drugs by HK2
US 2008/0247950	US	3/15/07	Pending	N/A	Activation of peptide pro-drugs by HK2
US 2007/0160536	US	1/6/2006	Pending	N/A	Tumor Activated Pro-drugs (PSA,G-115)

When appropriate, we will continue to seek patent protection for inventions in our core technologies and in ancillary technologies that support our core technologies or which we otherwise believe will provide us with a competitive advantage. We will accomplish this by filing and maintaining patent applications for discoveries we make, either alone or in collaboration with scientific collaborators and strategic partners. Typically, we plan to file patent applications in the United States. In addition, we plan to obtain licenses or options to acquire licenses to patent filings from other individuals and organizations that we anticipate could be useful in advancing our research, development and commercialization initiatives and our strategic business interest.

Manufacturing & Development

12ADT is manufactured by chemically modifying the cytotoxin thapsigargin, which is isolated from the seeds of Thapsia garganica, a plant found in the Mediterranean. Our pro-drug, G-202, is then manufactured by attaching a specific peptide to 12ADT.

Outsource Manufacturing

To leverage our experience and available financial resources, we do not plan to develop company-owned or company-operated manufacturing facilities. We plan to outsource all drug manufacturing to a contract manufacturer that operates in compliance with GMP.  We may also seek to refine the current manufacturing process and final drug formulation to achieve improvements in storage temperatures and the like.

In January, 2008 we entered into an Alliance Agreement with InB:Hauser Pharmaceutical Services to perform most of our contract manufacturing efforts. Under the terms of this agreement independent work orders have been, and will be, constructed for various tasks including manufacture of chemical intermediates and reference standards, manufacture of G-202 in compliance with GMP, and development of analytical methods in support of our development programs.

Supply of Raw Materials – Thapsibiza SL

While Thapsia garganica is relatively common in the wild, to our knowledge, there is only one commercial supplier of Thapsia garganica seeds. In April 2007, we obtained the proper permits from the USDA for the importation of Thapsia garganica seeds. In January 2008, we entered into a sole source agreement with this supplier, Thapsibiza, SL. The material terms of the agreement are as follows:

Term	The term of the agreement is for 5 years.

Exclusivity	Thapsibiza shall exclusively provide Thapsia garganica seeds to the Company. The Company has the ability to seek addition suppliers to supplement the supply from Thapsibiza, SL.

Pricing	The price shall be 300 Euro/kg. Thapsibiza may, from time to time, without notice, increase the price to compensate for any increased governmental taxes.

Minimum Order
Upon successfully securing $5,000,000 of equity financing, and for so long as the Company continues to develop drugs derived from thapsigargin, the minimum purchase shall be 50kg per harvest period year.

Indemnification
Once the product is delivered to an acceptable carrier, the Company shall be responsible for an injury or damage result from the handling of the product. Prior to delivery, Thapsibiza shall be solely responsible.

Government Regulation

In December 2007, we entered into a Master Services Consulting Agreement with Regulatory and Toxicology Services Corporation (“RTS”). Under the terms of this agreement, RTS agrees to consult on, sub-contract and oversee our regulatory and toxicology programs.

The FDA, as well as drug regulators in state and local jurisdictions, imposes substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products.  These agencies and other federal, state and local entities regulate research and development activities and the human testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our lead product  G-202 (and any other products we may develop, acquire, or in-license).

The process required by the FDA under the drug provisions of the United States Food, Drug, and Cosmetic Act before our initial products may be marketed in the U.S. generally involves the following:

•	Preclinical laboratory and animal tests;

•	Submission of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

•	Submission to the FDA of an New Drug Application (“NDA”); and

•	FDA review and approval of an NDA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on an expeditious basis, if at all.  Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate.  Certain preclinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated.  In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials.  The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold.  In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.  Our submission of an IND may not result in FDA authorization to commence clinical trials.  All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations.  These regulations include the requirement that all prospective patients provide informed consent. Further, an independent Institutional Review Board (“IRB”) at each medical center proposing to conduct the clinical trials must review and approve any clinical study.  The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research.  Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

Human cancer drug clinical trials are typically conducted in three sequential phases that may overlap:

•	Phase I: The experimental drug is initially introduced into cancer patients and tested for safety and tolerability at escalating dosages,

•
Phase II: The drug is studied in a limited cancer patient population to further identify possible adverse effects and safety risks, to evaluate the efficacy of the experimental drug for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•
Phase III: When Phase II evaluations demonstrate that a dosage range of the experimental drug may be effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dose response, clinical efficacy and safety profile in an expanded patient population, often at geographically dispersed clinical study sites.

Our business strategy is to bring our drug candidates through Phase I/II clinical trials before licensing them to third parties who would then further develop the drugs through to marketing approval. Once the drug is approved, the third party licensee will be expected to market, sell, and distribute the products in exchange for some combination of up-front payments, royalty payments, and milestone payments. Management cannot be certain that we, or our licensees, will successfully initiate or complete Phase I, Phase II, or Phase III testing of our product candidates within any specific time period, if at all.  Furthermore, the FDA or the Institutional Review Board or the IND sponsor may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

Concurrent with clinical trials and pre-clinical studies, we also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with GMP requirements.  The manufacturing process must be capable of consistently producing quality batches of the experimental drug, and management must develop methods for testing the quality, purity, and potency of the final experimental drugs.  Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the experimental drug does not undergo unacceptable deterioration over its shelf-life.

The results of drug development efforts, pre-clinical studies, and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product.  The FDA reviews each NDA submitted and may request additional information, rather than accepting the NDA for filing. In this event, the application must be resubmitted with the additional information.  The resubmitted application is also subject to review before the FDA accepts it for filing.  Once the FDA accepts the NDA for filing, the agency begins an in-depth review of the NDA.  The FDA has substantial discretion in the approval process and may disagree with our, or our licensees, interpretation of the data submitted in the NDA.

The review process may be significantly extended by FDA requests for additional information or clarification regarding information already provided.  Also, as part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation.  The FDA is not bound by the recommendation of an advisory committee.  Manufacturing establishments often also are subject to inspections prior to NDA approval to assure compliance with GMPs and with manufacturing commitments made in the relevant marketing application.

Under the Prescription Drug User Fee Act (“PDUFA”), submission of an NDA with clinical data requires payment of a fee to the FDA, which is adjusted annually.  For fiscal year 2007, that fee is $896,200.  In return, the FDA assigns a goal (often months) for standard NDA reviews from acceptance of the application to the time the agency issues its “complete response,” in which the FDA may approve the NDA, deny the NDA if the applicable regulatory criteria are not satisfied, or require additional clinical data. Even if these data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.  If the FDA approves the NDA, the product becomes available for physicians to prescribe.  Even if the FDA approves the NDA, the agency may decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems are recognized after the product reaches the market.  The FDA may also require post-marketing studies, also known as Phase IV studies, as a condition of approval to develop additional information regarding the efficacy and safety of a product.  In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

Satisfaction of the above FDA requirements or requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the pharmaceutical product.  Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities.  Management cannot be certain that the FDA or any other regulatory agency will grant approval for the lead product G-202 (or any other products we may develop, acquire, or in-license) under development on a timely basis, if at all.  Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials.  Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.  Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses.  Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.  Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business.

Any products manufactured or distributed by us, or our licensees, pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with the FDA promotion and advertising requirements.  Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon our third-party manufacturers.  Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, suspension of production or injunctions, seizures, or civil or criminal sanctions.  Management cannot be certain that our present or future subcontractors or licensees will be able to comply with these regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities.  The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

Our product candidates are also subject to a variety of state laws and regulations in those states or localities where our lead product G-202 (and any other products we may develop, acquire, or in-license) will be marketed.  Any applicable state or local regulations may hinder our ability to market our lead product G-202 (and any other products we may develop, acquire, or in-license) in those states or localities.  In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries.  The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval.  We may incur significant costs to comply with these laws and regulations now or in the future.

The FDA’s policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products.  Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business.  Management cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Other Regulatory Requirements

The U.S. Federal Trade Commission and the Office of the Inspector General of the U.S. Department of Health and Human Services (“HHS”) also regulate certain pharmaceutical marketing practices. Also, reimbursement practices and HHS coverage of medicine or medical services are important to the success of procurement and utilization of our product candidates, if they are ever approved for commercial marketing.

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances.  We may incur significant costs to comply with these laws and regulations now or in the future.  Management cannot assure you that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

Employees

As of October 2008 we employed 2 individuals who are also our 2 executive officers, both of whom hold advanced degrees.  Both of our professional employees have had prior experience with pharmaceutical, biotechnology, or medical product companies. Collective bargaining agreements do not cover any of our employees, and management considers relations with its employees to be good.

PROPERTIES

Our executive offices are located at 9901 IH 10 West, Suite 800, San Antonio, TX, 78230. We lease this facility consisting of approximately 300 square feet, for $2,470 per month inclusive of receptionist, telecommunication, and internet services. Our lease expires on December 31, 2008.

We also rent a virtual office at 12100 Wilshire Blvd, 8th Floor, Los Angeles, CA 90025 to maintain a business presence in that state and for meetings with participants who are located within travel distance to Los Angeles so as not to require travel exclusively to our executive office in San Antonio. This contract carries forward on a month by month basis at a charge of $210 per month.

The aforesaid properties are in good condition and we believe they will be suitable for our purposes for the next 12 months. There is no affiliation between us or any of our principals or agents and our landlords or any of their principals or agents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements and information about management’s view of our future expectations, plans and prospects that constitute forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those we anticipate. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

We are a development stage company focused on the development of targeted cancer therapeutics for the treatment of cancerous tumors, including breast, prostate, bladder and kidney cancer. Our operations are based in San Antonio, TX.

Management's Plan of Operation

At September 30, 2008, we were pursuing a business plan related to the development of targeted cancer therapeutics for the treatment of cancerous tumors, including breast, prostate, bladder and kidney cancer and were considered to be in the development stage as defined by SFAS No. 7, “ Accounting and reporting by Development Stage Enterprises“.

Business Strategy

Our business strategy is to develop a series of therapies based on our target-activated pro-drug technology platform - identifying potentially attractive drug candidates with strong Intellectual Property (IP) protection that are still in the laboratory, and bringing them through Phase I/II clinical trials. At that point, we plan to license the rights to further development of the drug candidates to major pharmaceutical companies. We believe that major pharmaceutical companies see significant value in drug candidates that have passed one or more phases of clinical trials, and these organizations have the significant resources and expertise already in-house to finalize drug development and market the drugs.

Plan of Operation

We have made significant progress in key areas such as drug manufacture, toxicology, and pre-clinical activities for our lead compound G-202.

For the manufacture of G-202, we have secured a stable supply of source material (Thapsia garganica seeds) from which thapsigargin is isolated, have a sole source agreement with a European supplier, Thapsibiza, SL, and have obtained the proper import permits from the USDA for these materials. We have also identified a clinically and commercially viable formulation for G-202 and are in the process of manufacturing G-202 at a large scale to supply our Phase I clinical needs. We have also determined that the stabilities of seeds, manufacturing intermediates and final drug substance are more than sufficient to allow reliable manufacture and stability of drug substance.

Definitive toxicology studies in rats and monkeys were launched in early September. We expect a draft report of the study results in the fourth quarter of 2008.

In preparation for our clinical activities, we have formulated a draft Phase I clinical plan for the development of G-202 together with investigators at the Johns Hopkins Oncology Center and the University of Wisconsin Comprehensive Cancer Center, where we intend to conduct the Phase I trial.

As part of our regulatory activities, we sought and conducted a pre-Investigational New Drug application (IND) meeting with the United States Food and Drug Administration (FDA) in August 2008. For this process we compiled all the information from our manufacturing processes and preliminary toxicological studies together with our proposed further development and clinical plans to obtain guidance from, and open a dialog with, the FDA. The FDA responded to our proposed development plan with some helpful suggestions and remarks but did not require us to change any aspect of our proposed development program including our manufacture, toxicology or clinical plans.

Over the next twelve months we plan to focus on the remaining pre-clinical work for G-202 and initiate clinical trials of G-202 in cancer patients.

Firstly, we have initiated the manufacture of clinical grade G-202 under Good Manufacturing Practice (GMP) guidelines. We have contracted manufacture of the cytotoxin 12ADT to the company InB: Hauser Pharmaceutical Services (Denver, CO), synthesis of the peptide to Ambiopharm (Augusta, SC), and the final coupling of the peptide to 12ADT to make G-202 to InB: Hauser.

We expect to complete the definitive toxicology studies and obtain a draft report of the results in the fourth quarter of 2008.

We plan to prepare and submit an IND with the FDA in 2009. The main purpose of an IND application is to provide the data showing that it is reasonable to begin clinical evaluation of a new drug candidate in humans. The application contains all of the preclinical data pertaining to G-202 including the scientific rationale, efficacy data in animals, toxicological data, manufacturing information, drug formulation and stability, etc., and the proposed clinical plan. Although it is possible to assemble this data after completion of all the studies, we make a point of assembling reports and documents in final submissible format as the data are collected in order to facilitate the rapid assembly of the final IND application. Nevertheless, we expect the application to require at least one month for assembly and up to $100,000 in consultant’s fees to assure that we have complied with the high level of regulatory requirements inherent in this process.

Finally, we will continue to protect our intellectual property position particularly with regard to the outstanding claims contained within the core PSMA-pro-drug patent application in the United States. We will also continue to prosecute the claims contained in our other patent applications in the United States.

We anticipate that the second year, and much of the third year, of operations we will be engaged in the conduct of a Phase I clinical trial of G-202, and, if appropriate, extension into a Phase II clinical trial of G-202. The purpose of a Phase I study of G-202 is to evaluate safety, understand the pharmacokinetics (the process by which a compound is absorbed, distributed, metabolized, and eliminated by the body) of the drug candidate in humans, and to determine an appropriate dosing regime for the subsequent clinical studies. We currently plan to conduct the Phase I study in refractory cancer patients (those who have relapsed after former treatments) with any type of solid tumors. This strategy is intended to facilitate enrollment and perhaps give us a glimpse of safety across a wider variety of patients. We expect to enroll up to 30 patients in this Phase I study at Johns Hopkins Oncology Center (Michael Carducci, MD as Principal Investigator), and the University of Wisconsin Comprehensive Cancer Center (George Wilding, MD as Principal Investigator).

Assuming successful completion of the Phase I clinical program, we expect to conduct a Phase II clinical trial to determine the therapeutic efficacy of G-202 in cancer patients. Although we believe that G-202 will be useful across a wide variety of cancer types, it is usually most efficient and medically prudent to evaluate a drug candidate in a single tumor type within a single trial. It is currently too early in the pre-clinical development process to determine which single tumor type will be evaluated, but we expect that over 40 patients will be required for an appropriate evaluation over a total time span of 18 months.

We currently have budgeted $2,350,000 in cash expenditures for the twelve month period following the date of this prospectus, including (1) $921,000 to cover our projected general and administrative expense during this period; (2) $1,265,000 for research and development activities and (3) $164,000 for debt repayment. In order to cover these expenses, we anticipate undertaking a series of financings.

To date, we have raised net proceeds of $2,278,000 through August 31, 2008 via the sale of Units. The units consist of one share of our common stock and one-half warrant with an exercise price of $2.00 per share of common stock, exercisable any time within five years after the date of issuance. Also, in November of 2007 we sold 1,300,000 shares of common stock for proceeds of $650,000. Additionally, we have received proceeds of $500,000 through the exercise of warrants that were issued for financial services. We expect that the working capital generated by the full funding of the sale of the units to be sufficient to fund our lead drug (G-202) development through Phase I clinical trials by the end of Q2 2010. Should we not be able to raise the necessary funding, we may have to substantially curtail our proposed expansion.

As an accommodation to the Company, TR Winston & Company, LLC, our placement agent, agreed to receive a convertible debenture and warrants to purchase an additional 81,800 common shares in lieu of $163,600 of its cash fee for the sale of the common stock units. The convertible debenture accrues interest at 5% per annum and has a maturity date of July 14, 2009. It is convertible into the shares of our common stock, at the sole discretion of the holder, at $1.00 per share subject to certain anti-dilution adjustments. The warrant has the same terms as those issued to investors in the offering.

The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our results of operation, financial condition and capital requirements. Accordingly, we will retain the discretion to allocate the available funds among the identified uses described above, and we reserve the right to change the allocation available funds among the uses described above.

Significant Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 of the Notes to Financial Statements describes the significant accounting policies used in the preparation of the financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below. We do not believe that there have been significant changes to our accounting policies during the six months ended June 30, 2008, as compared to those policies disclosed in the December 31, 2007 financial statements contained elsewhere in this Prospectus.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: 1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate; and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements:

Use of Estimates— These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, accordingly, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, our management has estimated the expected economic life and value of our licensed technology, our net operating loss for tax purposes and our stock, option and warrant expenses related to compensation to employees and directors and consultants. Actual results could differ from those estimates.

Fair Value of Financial Instruments—For certain of our financial instruments, including accounts payable, accrued expenses and notes payable, the carrying amounts approximate fair value due to their relatively short maturities.

Cash and Equivalents—Cash equivalents are comprised of certain highly liquid investments with maturity of three months or less when purchased. We maintain our cash in bank deposit accounts, which at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

Intangible and Long-Lived Assets— We follow SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets ", which established a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. During the period ended September 30, 2008, no impairment losses were recognized.

Research and Development Costs— Research and development costs include expenses incurred by the Company for research and development of therapeutic agents for the treatment of cancer and are charged to operations as incurred.

Stock Based Compensation—We account for our share-based compensation under the provisions of FASB Statement No. 123(R), “Share-Based Payment”, (“FAS 123R”). We adopted FAS 123R as of January 1, 2006, using the modified prospective application method. Prior to January 1, 2006 we applied the provisions of FAS 123, “Accounting for Stock-Based Compensation”.

Results of Operations

Nine Months Ended September 30, 2008 Compared to the Nine Months Ended September 30, 2007

Operating losses increased from $469,701 in 2007 to $1,952,242 in 2008. The increase of $1,482,541 was the result of an increase of $338,736 in general and administrative expenses, from $265,137 in 2007 to $603,873 in 2008, and an increase in research and development expenses of $1,143,805, from $204,564 in 2007 to $1,348,369 in 2008. The increase in expenses is directly attributable to the availability of cash resulting from our private placements in 2008 and late 2007, enabling us to implement our business plan.

Research and Development Expenses

Research and development expenses for the nine month periods ended September 30, 2008 and 2007 were $1,348,369 and $204,564 respectively. The increase in 2008 is directly attributable to the availability of cash resulting from our private placements in 2008 and late 2007 and consequent implementation of the development program for G-202.

Our research and development expenses consist primarily of expenditures for toxicology and other studies, manufacturing, and compensation and consulting costs.

Under the planning and direction of key personnel, we expect to outsource all of our Good Laboratory Practices (“GLP”) preclinical development activities (e.g., toxicology) and Good Manufacturing Practices (“GMP”) manufacturing and clinical development activities to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”).  CROs and CMOs are third-parties that specialize in executing processes relating to project-oriented research activities on behalf of their clients’ company and are commonly engaged in the industry. Manufacturing will also be outsourced to organizations with approved facilities and manufacturing practices.

General and Administrative Expenses

General and administrative expenses for the nine month periods ended September 30, 2008 and 2007 were $603,873 and $265,137 respectively. The increase in 2008 results from increases in compensation, consulting, professional fees and other expenses and is directly attributable to the availability of cash resulting from our private placements in 2008 and late 2007, enabling us to implement our business plan.

Other Expense

Other expense for the nine month periods ended September 30, 2008 and 2007 was $38,687 and $4,892, respectively, consisting of interest expense and finance costs.
.
Net Loss

Net losses for the nine month periods ended September 30, 2008 and 2007 were $1,990,929 and $474,593 respectively, resulting from the expenses described above.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Operating losses increased from $240,443 in 2006 to $684,239 in 2007. The increase of $443,796 was the result of an increase of $380,448 in general and administrative expenses, from $9,351 in 2006 to $389,799 in 2007, and an increase in research and development expenses of $63,348, from $231,092 in 2006 to $294,440 in 2007. The increase in expenses is directly attributable to the availability of cash resulting from our private placement in late 2007, enabling us to implement our business plan.

Research and Development Expenses

Research and development expenses for 2007 and 2006 were $294,440 and $231,092 respectively. The increase in 2007 is directly attributable to the availability of cash resulting from our private placement in late 2007.

Our research and development expenses in 2007 consisted primarily of compensation and patent costs.

Under the planning and direction of key personnel, we expect to outsource all of our Good Laboratory Practices (“GLP”) preclinical development activities (e.g., toxicology) and Good Manufacturing Practices (“GMP”) manufacturing and clinical development activities to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”).  CROs and CMOs are third-parties that specialize in executing processes relating to project-oriented research activities on behalf of their clients’ company and are commonly engaged in the industry. Manufacturing will also be outsourced to organizations with approved facilities and manufacturing practices.

General and Administrative Expenses

General and administrative expenses for 2007 and 2006 were $389,799 and $9,351 respectively. The increase in 2007 results primarily from an increase in stock based consulting costs. The increase is directly attributable to the availability of cash resulting from our private placement in late 2007, enabling us to implement our business plan.

Other Expense

Other expense for 2007 and 2006 was $6,960 and $4,627, respectively, consisting of interest expense, primarily on stockholder loans.

Net Loss

Net losses for 2007 and 2006 were $691,199 and $245,070 respectively, resulting from the expenses described above

Research and Development Activities

We have identified 4 pro-drug candidates: G-202, G-114, G-115 and Ac-GKAFRR-L12ADT. At this time, we are engaged solely in the development of G-202. It is anticipated that the development of the remaining candidates will not commence until we have sufficient resources to devote to their development and in all likelihood this will not occur until after the development of G-202.

Through September 30, 2008, the vast majority of costs incurred have been devoted to G-202. We estimate that we have incurred costs of approximately $235,000 related to G-114, G-115 and Ac-GKAFRR-L12ADT. All of these costs were incurred prior to December 2007, at which time we began focusing solely on G-202. The balance of our costs, aggregating approximately $2,105,000, was incurred in the development of G-202. For the nine month periods ended September 30, 2008 and 2007, $1,348,369 and approximately $153,000, respectively, was incurred in the development of G-202. For the years ended December 31, 2007 and 2006, approximately $231,000 and $174,000, respectively, was incurred in the development of G-202. The balance of the costs was related to G-114, G-115 and Ac-GKAFRR-L12ADT.

It is estimated that the development of G-202 will occur as follows:

From the date of this document it is expected that the Company will expend another $1,200,000 to complete the preclinical testing and manufacture of G-202 and file an IND.

It is estimated that the Phase I clinical trial will cost approximately $2,600,000 and will be completed in the second quarter of 2010.

Phase II clinical studies will cost an additional $4,200,000 and will be completed in the fourth quarter of 2011. Phase III Clinical trials will cost approximately $25,000,000 and will be completed in the fourth quarter of 2014. If all goes as planned, we may expect marketing approval in the second half of 2015 with an additional $3,000,000 spent to get the NDA approved. We do not expect material net cash inflows before late 2015.

The Phase III estimated costs are subject to major revision simply because we have not yet entered clinical testing of our drug in patients. The estimates will become more refined as we obtain clinical data.

At this time, we have suspended the development of our other drug candidates, G-114, G-115 and Ac-GKAFRR-L12ADT. As a result we are unable to reasonably estimate the nature, timing and estimated costs and completion dates of those projects at this time.

We are in our development stage and have not yet applied for approval by the FDA to conduct clinical trials. Even if we successfully file an IND application and receive clearance from the FDA to commence trials, the outcome of pre-clinical, clinical and product testing of our products is uncertain, and if we are unable to satisfactorily complete such testing, or if such testing yields unsatisfactory results, we will be unable to commercially produce our proposed products. Before obtaining regulatory approvals for the commercial sale of any potential human products, our products will be subjected to extensive pre-clinical and clinical testing to demonstrate their safety and efficacy in humans. No assurances can be given that the clinical trials of our products, or those of licensees or collaborators, will demonstrate the safety and efficacy of such products at all, or to the extent necessary to obtain appropriate regulatory approvals, or that the testing of such products will be completed in a timely manner, if at all, or without significant increases in costs, program delays or both, all of which could harm our ability to generate revenues. In addition, our proposed products may not prove to be more effective for treating disease or injury than current therapies. Accordingly, we may have to delay or abandon efforts to research, develop or obtain regulatory approval to market our proposed products. Many companies involved in biotechnology research and development have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of the product and could harm the Company's ability to generate revenues, operate profitably or produce any return on an investment in the Company. This would have a material adverse affect on our operations, financial position and liquidity.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  We adopted SFAS 157 on January 1, 2008 which did not have a material impact on our financial position and results of operations. We also adopted the deferral provisions of the Financial Accounting Standards Board Staff Position No. 157-2, which delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of non-financial assets and liabilities until fiscal years beginning after November 15, 2008.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS No. 157 also expands disclosures about instruments measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices for identical assets and liabilities in active markets;

Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable  in active markets; and

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

We designate cash equivalents as Level 1. As of September 30, 2008, and December 31, 2007, we did not have any cash equivalents, therefore there were no assets measured at fair value.

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 159 permits entities to measure eligible assets and liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  We adopted SFAS 159 on January 1, 2008 and did not elect the fair value option which did not have a material impact on our financial position and results of operations.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, Business Combinations , and Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements,  an amendment of ARB No. 51 .  These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements.  Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. These Statements are effective for the Company beginning on January 1, 2009.  The Company is currently evaluating the provisions of FAS 141(R) and FAS 160.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities,  an amendment of FASB Statement No. 133 .  This new standard enhances the disclosure requirements related to derivative instruments and hedging activities required by FASB Statement No. 133 .  This standard is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We adopted the required provisions of SFAS 161 on January 1, 2008 and the adoption did not have a significant impact on our financial position and results of operations.

Liquidity and Capital Resources

We are financing our operations primarily with approximately $2,278,000 in net proceeds from the sale of common stock units through August 31, 2008, $650,000 from the sale of 1,300,000 shares of common stock in November 2007 and with $500,000 received from the exercise of warrants in March, 2008.

Between December 2003 and December 2006, we entered into five convertible notes with Craig Dionne, our Chief Executive Officer and then majority stockholder, pursuant to which we have borrowed an aggregate of $155,000. The notes bear an interest rate of 4.2% and mature at various dates from December 2, 2008 through December 6, 2011. Upon the completion of an equity financing in the amount of at least $500,000, which occurred in November 2007, the principal amount of the notes, along with accrued interest, became convertible, at the option of the holder, into shares of our common stock at $0.50, the price per share equal to that paid in the equity financing.

Cash at September 30, 2008 and December 31, 2007 was approximately $1,698,000 and $590,000, respectively. During July and August 2008 we received an additional $2,278,000 from the sale of common stock units.

From November 2007 through September 30, 2008, we have had cash expenditures of approximately $1,731,000.

Net cash used in operating activities and net cash used by investing activities have increased in the current period as a direct result of the availability of cash resulting from our private placement in 2008 and late 2007, enabling us to implement our business plan.

As an accommodation to the Company, TR Winston & Company, LLC, our placement agent, agreed to receive its cash compensation for acting as placement agent, in the amount of $163,600, in the form of a convertible debenture and warrants to purchase an additional 81,800 common shares (these warrants are in addition to those issued to it as compensation for acting as placement agent). The convertible debenture accrues interest at 5% per annum and has a maturity date of July 14, 2009. It is convertible into the shares of our common stock, at the sole discretion of the holder, at $1.00 per share subject to certain anti-dilution adjustments. The warrant has the same terms as those issued to investors in the offering.

Our future cash requirements will depend on many factors, including the pace and scope of our research and development programs, the costs involved in filing, prosecuting, maintaining and enforcing patents and other costs associated with commercializing our potential products. We intend to seek additional funding primarily through private equity transactions. If we are unable to raise additional funds, we will be forced to either scale back our business efforts or curtail our business activities entirely. We anticipate that our current available cash will be sufficient to finance our current activities through March 31, 2009. We cannot assure you that public or private financing will be available on acceptable terms, if at all.

Off Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation

We believe that inflation has not had a material effect on our operations to date.

LEGAL PROCEEDINGS

As of the date of this prospectus, there are no material pending legal or governmental proceedings relating to our company or properties to which we are a party, and to our knowledge there are no material proceedings to which any of our directors, executive officers or affiliates are a party adverse to us or which have a material interest adverse to us.

MANAGEMENT

Directors

The following sets forth our current directors and information concerning their ages and background. All directors hold office until the next annual meeting of stockholders and until their respective successors are elected, except in the case of death, resignation or removal:

Name	Principal Occupation	Age	Director Since
Craig A. Dionne, PhD	Chief Executive Officer, Chief Financial Officer, President and Director of GenSpera	51	11/03

John M. Farah, Jr., PhD	Vice President Intercontinental Operations at Cephalon (NASDAQ: CEPH)	56	02/08

Scott Ogilvie	President and CEO of Gulf Enterprises International, Ltd.	53	02/08

Craig A. Dionne, PhD, age 51, has over 18 years experience in the pharmaceutical industry, including direct experience of identifying promising oncology treatments and bringing them through the clinic. For example, he served for five years as VP Discovery Research at Cephalon, Inc. where he was responsible for its oncology and neurobiology drug discovery and development programs. Dr. Dionne has also recently served as EVP at the Prostate Cancer Research Foundation. In addition to extensive executive experience, Dr. Dionne’s productive scientific career has led to 6 issued patents and co-authorship of many scientific papers.

John M. Farah, Jr., Ph.D., age 56, is VP Intercontinental Operations at Cephalon (Nasdaq:CEPH), which he joined in 1992 after six years as a discovery research scientist at G.D. Searle and Co. He is responsible for ensuring corporate support and managing sales performance of international partners in the Americas and Asia Pacific with specific growth initiatives for Cephalon in China and Japan. His prior roles included the responsibility for promoting and negotiating R&D and commercial alliances with multinational and regional pharmaceutical firms, and responsibilities in scientific affairs, product licensing and academic collaborations. He currently serves on the board of directors of Aeolus Pharmaceuticals (AOLS.OB).

Scott Ogilvie, age 53, is President and CEO of Gulf Enterprises International, Ltd, (“Gulf”) a company that brings strategic partners, expertise and investment capital to the Middle East and North Africa. He has held this position since August of 2006. Mr. Ogilvie also serves as Chief Operating Officer of CIC Group, Inc., an investment manager, a position he has held for the last five years. He began his career as a corporate and securities lawyer with Hill, Farrer & Burrill, and has extensive public and private corporate board experience in finance, real estate, and technology companies. Mr. Ogilvie currently serves on the board of directors of Neuralstem, Inc. (AMEX:CUR), Innovative Card Technologies, Inc. (NASDAQ:INVC) and Preferred Voice Inc, (OTCBD:PRFV).

Committees

The Board of Directors currently does not have an audit, compensation or governance committee. Due to the Company’s size and limited resources and employees, the Company’s board of directors has determined that the functions of such committees, including the compensation committee, will be undertaken by the entire board. Upon securing additional financing and the hiring of additional employees, the board of directors anticipates the creation of free standing committees. Executive compensation is determined by the entire board.

Our only committee is the committee overseeing the 2007 Equity Compensation Plan which is comprised of Messrs. Farah and Ogilvie.

Independent Directors

For purposes of determining independence, the Company has adopted the definition of independence as contained in NASDAQ Market Place Rules 4200. Pursuant to the definition, the Company has determined that Messrs. Ogilvie and Farah qualify as independent.

Executive Officers and Significant Employees

The following sets forth our current executive officers and information concerning their age and background:

Name	Position	Age	Position Since
Craig A. Dionne, PhD	Chief Executive Officer, Chief Financial Officer and President	51	11/03

Russell Richerson, PhD	Chief Operating Officer and Secretary	56	07/08

Craig A. Dionne, PhD. – See Bio in Directors Section

Russell Richerson, PhD, age 56, has over 25 years experience in the Biotechnology/Diagnostics industry, including 11 years at Abbott Laboratories in numerous management roles. Most recently, he has served as Vice President of Diagnostic Research and Development at Prometheus Laboratories (2001-2004) and then as Chief Operating Officer of the Molecular Profiling Institute (2005-2008).

Executive Compensation

Summary Compensation

The following table sets forth information for our most recently completed fiscal year concerning the compensation of (i) the Principal Executive Officer and (ii) all other executive officers of GenSpera, Inc. who earned over $100,000 in salary and bonus during the last most recently completed fiscal year ended December 31, 2007 (together the “Named Executive Officers”).  No other employees earned a salary over $100,000 in the last completed fiscal years.

Name and principal position (a)	Year (b)		Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Award ($) (f)(2)	Nonequity Incentive Plan compensation ($) (g)	Non-qualified deferred compensation earning ($) (h)	All other Compensation ($) (i)(1)	Total ($) (j)

Craig Dionne Chief Executive Officer/Chief Financial Officer	2007	(1)	$20,000							$20,000

(1) During 2007 Mr. Dionne forwent any compensation until such time as the Company secured financing. In December of 2007, upon securing financing, Mr. Dionne began receiving a salary.

Employment Agreements

At present, there are no written employment agreements with Dr. Craig Dionne or Dr. Russell Richerson. The board has approved an annual salary for Dr. Dionne in the amount of $240,000 and for Dr. Richerson in the amount of $200,000.  Additionally, we have agreed to reimburse Messrs Dionne and Richerson up to $1,500 per month for health insurance. We anticipate entering into a formal written employment agreement with Dr. Dionne in the future.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our 2007 Stock Plans as of December 31, 2007.

	(a)	(b)	(c)
	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available or Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders
2007 Stock Plan, as amended	1,500,000	$0.00	1,500,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,500,000	$0.00	1,500,000

GenSpera2007 Equity Compensation Plan

We have one equity incentive plan, our 2007 Equity Compensation Plan (“2007 Plan”). Our 2007 Plan is administered by a committee of non-employee directors who are appointed by our board of directors (“Committee”). The purpose of our 2007 Plan is to advance the interests of GenSpera and our stockholders by attracting, retaining and rewarding persons performing services for us and to motivate such persons to contribute to our growth and profitability.

Issuance of Awards. The issuance of awards under our 2007 Plan is at the discretion of the Committees, which has the authority to determine the persons to whom any awards shall be granted and the terms, conditions and restrictions applicable to any award. Under our 2007 Plan, we may grant stock options and restricted stock to employees, directors and consultants. Our 2007 Plan authorizes the issuance of up to 1,500,000 shares of our common stock for the foregoing awards. As of December 31, 2007, we not had made any awards under our 2007 Plan and 1,500,000 shares were available for future awards. As of December 31, 2007, we had not adopted any performance targets or other goals or objectives that must be met in order to issue awards under our 2007 Plan. During 2008, the Company awarded a total of 575,000 stock options as compensation to members of our Board of Directors, Scientific Advisory Board and consultants. The members of the Scientific Advisory Board (Drs. John Isaacs, Hans Lilja, Soren Christensen and Samuel Denmeade) received 60,000 stock options valued at $0.50 per share and vesting at 5,000 options each calendar quarter beginning March 31, 2008. The members of our Board of Directors (Messrs. John M. Farah, Jr. and Scott Ogilvie) received 100,000 stock options valued at $0.50 per share with 50,000 vesting on February 11, 2008 and 6,250 vesting each calendar quarter beginning on March 31, 2008. The business consultant, Richard Burgoon, Jr., received 100,000 stock options valued at $0.50 per share with 50,000 vesting on February 11, 2008 and 6,250 vesting each calendar quarter beginning on March 31, 2008. The financial consultant, Robert Scherne, received 20,000 options valued at $0.50 per share and vesting at 5,000 options each calendar quarter beginning March 31, 2008. As compensation for serving as a special committee member, Scott Ogilve received 15,000 stock options valued at $1.00 per share, all such options vesting on the date of grant of October 16, 2008. In July 2008, the non-management members of the Board of Directors authorized an increase in the number of shares under the 2007 Plan by 560,000 shares such that the total number of shares available for future awards is 1,500,000. No further shares have been issued, awarded, pledged or promised as of the date of this Prospectus.

Exercise Price for Options. The exercise price of Nonqualified Stock Options shall not be less than 85% of the fair market value per share on the date of grant. The exercise price per share for Incentive Stock Option grants must be no less than 100% of the fair market value per share on the date of grant. The exercise price per share for an incentive stock option grant to an employee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock of GenSpera or any parent or subsidiary, must be no less than 110% of the fair market value per share on the date of grant.

Payment of Exercise Price. Generally, the option exercise price may be paid in cash, by check, by cashless exercise, by net exercise or by tender or attestation of ownership of shares having a fair market value not less than the exercise price and that either (A) have been owned by the optionee for more than six months and not used for another exercise by tender or attestation, or (B) were not acquired, directly or indirectly, from us.

Exercisability and Vesting. At the time an award is granted, the Committee must fix the period within which the award may be exercised and determine any conditions that must be satisfied before the award may be exercised. Notwithstanding, options shall vest over a period of not more than five years and at a rate of not less than 20% per year. The Committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

Term of Options. The maximum term of an option granted under our 2007 Plan is ten years.

Transferability of Awards. Grants are nontransferable by the grantee other than by will or by the laws of descent and distribution and are exercisable during the grantee’s lifetime only by the grantee.

Change in Control. Our 2007 Plan provides that in the event of our merger with or into another corporation, the sale of substantially all of our assets, or the sale or exchange of more than 50% of our voting stock, each outstanding award shall be assumed or an equivalent award substituted by the surviving, continuing, successor or purchasing corporation or a parent thereof. The Committee may also deem an award assumed if the award confers the right to the award-holder to receive, for each share of stock subject to an award immediately prior to the change in control, the consideration that a stockholder is entitled on the effective date of the change in control. Upon a change in control, all outstanding options shall automatically accelerate and become fully exercisable and all restrictions and conditions on all outstanding restricted stock grants shall immediately lapse.

Amendment and Termination. The Committee may at any time amend, suspend or terminate our 2007 Plan. Notwithstanding the forgoing, the Committee shall not amend the Plan without shareholder approval if such approval is required by section 422 of the Internal Revenue Code or section 162(m) therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of these types.

•
On November 10, 2006, we issued options to purchase an aggregate of 150,000 common shares to the Company’s officers, directors and certain shareholders as compensation for services provided to the Company. The options vested at grant and have a term of 10 years. The options were granted as follows: (i) 111,250 to Mr. Burgoon, a former director; (ii) 8,875 to Mr. Dionne, a director and Chief Executive Officer; (iii) 10,000 to Mr. Richerson, our Chief Operating Officer; and (iv) 10,000 to each of Messrs. Isaacs and Denmeade, each an advisor to the Company and a beneficial owner of 5% or more of the Company’s common shares. The options had an exercise price of $0.01 and a term of 10 years. The options were exercised in 2007 pursuant to their terms

•
On May 14, 2007, our Board of Directors approved the acceleration of outstanding common stock options that were previously issued to Messrs Isaacs and Denmeade, our Scientific Advisors, as compensation. As a result of the acceleration, 10,500 common stock options because immediately vested. The options have an exercise price of $0.0016 and a term of 10 years.

•	On January 7, 2008, we granted 100,000 shares of common stock, valued at $50,000, to a Mr. Burgoon, a former director, as compensation for serving on the board. The shares vested upon grant.

•
On February 1, 2008, we granted each of Messrs Isaacs and Denmeade, our Scientific Advisors, common stock purchase options to purchased 60,000 shares, as compensation for joining the Company’s scientific advisory board. The options have an exercise price of $0.50 per share. The options vest in equal installments quarterly over a period of three years commencing March 31, 2008, and lapse if unexercised on January 31, 2018.

•
On February 11, 2008, we entered into a verbal employment agreement with Craig Dionne, our Chief Executive Officer. Under the terms of the agreement, we have agreed to pay Mr. Dionne an annual salary of $240,000. The agreement is retroactively effective December 1, 2007. In July 2008 we entered into a verbal agreement with Craig Dionne where we have agreed to a monthly reimbursement for medical benefits of $1,500. We anticipate entering into a formal written agreement with Mr. Dionne in the near future.

•
In March of 2008, we granted options to purchase an aggregate of 300,000 (100,000 each) common shares to our directors Messrs Farah and Ogilvie as well as our former director Mr. Burgoon. Each director received options to purchase 100,000 common shares at an exercise price of $0.50 per share. Each director’s grant vests 50,000 upon grant with the balance vesting quarterly over a period of two years commencing March 31, 2008, and lapses if unexercised on April 1, 2018.

•
On March 11, 2008 we exercised our option to license certain intellectual property from Messrs Isaacs and Denmeade. As consideration for the option exercise, we paid each of Isaacs and Denmeade: (i) $37,995.90 which they immediately transferred to John Hopkins University as repayment of past patent costs; and (ii) $18,997 as a “gross-up” to pay for relevant tax consequences of the option exercise payment.

•	In April of 2008, Messrs Isaacs and Denmeade transferred to the Company their interest in the intellectual property licensed on March 11, 2008.

•
On July 1, 2008, we entered into a verbal employment agreement with Russell Richerson, our Chief Operating Officer. Under the terms of the agreement, we have agreed to pay Mr. Richerson an annual salary of $200,000 and monthly reimbursement for medical benefits of $1,500. We anticipate entering into a formal written agreement with Mr. Richerson in the near future.

•
In October of 2008, we granted options to purchase an aggregate of 15,000 common shares to our director Scott Ogilvie at an exercise price of $1.00 per share. The options vested on the date of grant and lapse if unexercised on October 16, 2018.

•
Between December 2003 and December 2006, we entered into five convertible notes with Craig Dionne, our Chief Executive Officer, pursuant to which we have borrowed an aggregate of $155,000. The notes bear an interest rate of 4.2% and mature at various dates through December 6, 2011. Interest accrued through February 29, 2008 was $15,859. On March 7, 2008 we issued 31,718 shares of common stock as payment of this amount.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of November 17, 2008, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of any class of our voting securities;

•	each of our current directors and nominees;

•	each of our current named executive officers; and

•	all current directors and named executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security and includes any securities that person or group has the right to acquire within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, we believe that each of the beneficial owners of the common stock listed below, based on the information such beneficial owner has given to us, has sole investment and voting power with respect to such beneficial owner’s shares, except where community property laws may apply.

	Common Stock
Name and Address of Beneficial Owner(1)	Shares	Shares Underlying Convertible Securities(2)	Total	Percent of Class(2)
Directors and named executive officers
Craig Dionne, PhD	2,438,662	310,000	2,748,662	21.5%
Russell B. Richerson, PhD(3)	925,000		925,000	7.40%
John M. Farah, PhD		68,750	68,750	*
Scott Ogilvie		83,750	83,750	*
All directors and executive officers as a group (4 persons)	3,363,662	447,500	3,811,162	29.5%
Beneficial Owners of 5% or more
John T. Isaacs, PhD(4)	1,271,528	15,000	1,286,528	10.3%
Samuel R. Denmeade, M.D (5)	1,271,528	15,000	1,286,528	10.3%

*	Less than one percent.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is GenSpera, Inc., 9901 IH-10 West, Suite 800, San Antonio, TX 78230.

(2)
Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrant. There are 12,486,718 shares of common stock issued and outstanding as of November 17, 2008

(3)	5050 East Gleneagles Drive, Tucson, AZ 85718

(4)	13638 Poplar Hill Road, Phoenix, Maryland 21131

(5)	5112 Little Creek Drive, Ellicott City, MD 21043

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 6,012,400 shares of our common stock held by the stockholders named in the table below, which amount includes common shares issuable upon the exercise of warrants held by the selling stockholders.

The shares being registered were primarily issued in July and August of 2008 as part of an offering in which we sold an aggregate of 2,320,000 units resulting in gross proceeds of $2,320,000 or $1.00 per unit. Each unit consists of: (i) 1 share of common stock; and (ii) ½ common stock purchase warrant. The warrants have a term of 5 years and an exercise price of $2.00 per shares subject to certain anti-dilution adjustments. The warrants are also callable by the Company in the event the Company’s shares are publically traded in the future and certain price and volume conditions are met. As part of the offering, TR Winston & Company, LLC acted as the Company’s placement agent with respect to the transaction. Pursuant to a placement agent agreement with TR Winston & Company, LLC we agreed to the following compensation: (i) cash fee equal to 8% of gross proceeds raised, including any payments made to the Company upon the exercise of the warrants; (ii) the issuance of a warrant to purchase 8% of all securities issued; and (iii) payment of legal expenses totaling $20,000. Accordingly, we issued to TR Winston & Company, LLC a warrant to purchase 278,400 common shares. The warrant has an exercise price per common shares of $2.00 and a term of 5 years. Also, as an accommodation to the Company, TR Winston & Company, LLC agreed to receive a convertible debenture and warrants to purchase an additional 81,800 common shares in lieu of $163,600 of its cash fee. The convertible debenture accrues interest at 5% per annum and has a maturity date of July 14, 2009. It is convertible into the shares of the Company’s common stock, at the sole discretion of the holder, at $1.00 per share subject to certain anti-dilution adjustments. The warrant has the same terms as those issued to investors in the offering.

The selling stockholders may exercise their warrants at any time in their sole discretion. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.

Set forth below is information, to the extent known to us, setting forth the name of each Selling Shareholder and the amount and percentage of Common Stock owned by each (including shares that can be acquired on the exercise of outstanding warrants) prior to the offering, the shares to be sold in the offering, and the amount and percentage of Common Stock to be owned by each (including shares that can be acquired on the exercise of outstanding warrants) after the offering assuming all shares are sold. The footnotes provide information about persons who have investment voting power for the Selling Shareholders and about material transactions between the Selling Shareholders and the Company.

The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that each selling stockholder exercises all of its warrants and sells all of the shares issued upon exercise thereof, and that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations or recapitalizations with regard to the common stock and warrants.

Unless otherwise stated below in the footnotes, to our knowledge, no selling shareholder nor any affiliate of such shareholder: (i) has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus; or (ii) is a broker-dealer, or an affiliate of a broker-dealer.

We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.
	Common Shares Owned Before Sale (1)				Shares	Common Shares Owned After Sale (2)
	Held Outright	Warrants/ Options	Amount	% of class	being registered	Amount	% of Class
Bristol Investment Fund, Ltd. (3)	500,000	125,000	625,000	4.1%	625,000	-	-
The JD Group LLC (4)	500,000	-	500,000	3.3%	500,000	-	-
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnel Family Trust dtd 1-11-20 (5)	375,000	62,500	437,500	2.8%	62,500	375,000	3.0%
IRA FBO J. Steven Emerson Rollover II Pershing LLC as Custodian	250,000	125,000	375,000	2.4%	375,000	-	-
TR Winston & Company, LLC (6)(7)	-	337,700	337,700	2.2%	255,900	81,800	0.5%
Richard Hull, PhD	295,000	25,000	320,000	2.1%	75,000	245,000	1.6%
Steven Mitchell Sack Profit Sharing Plan	200,000	50,000	250,000	1.6%	250,000	-	-
Steven Chizzik	245,000	-	245,000	1.6%	245,000	-	-
Steven Mitchell Sack	100,000	50,000	150,000	1.0%	150,000	-	-
Ajax Partners (8)	100,000	50,000	150,000	1.0%	150,000	-	-
JAG MULTI INVESTMENTS LLC (9)	100,000	50,000	150,000	1.0%	150,000	-	-
Robert R. Kauffman	100,000	50,000	150,000	1.0%	150,000	-	-
Kathryn F. Hopper	130,000	15,000	145,000	0.9%	145,000	-	-
Robert O'Mara	120,000	20,000	140,000	0.9%	140,000	-	-
Subhash C. Gulati	110,000	5,000	115,000	0.7%	115,000	-	-
New Giles, LLC(16)	75,000	37,500	112,500	0.7%	112,500	-	-
Samax Family Limited Partnership (10)	75,000	37,500	112,500	0.7%	112,500	-	-
D. Carl Lustig, III	75,000	37,500	112,500	0.7%	112,500	-	-
Core Fund, L.P. (11)	100,000	-	100,000	0.7%	100,000	-	-
Bruce N. Barron & Jacqueline A. Barron	100,000	-	100,000	0.7%	100,000	-	-
Thomas E. Genna	100,000	-	100,000	0.7%	100,000	-	-
Jay R. Solan	75,000	12,500	87,500	0.6%	87,500	-	-
Richard W. Green	75,000	12,500	87,500	0.6%	87,500	-	-
The Verrazano Group, LLC (12)	-	84,000	84,000	0.5%	84,000	-	-
Windermere Insurance Co. Ltd. (13)	50,000	25,000	75,000	0.5%	75,000	-	-
Christopher Miglino	50,000	25,000	75,000	0.5%	75,000	-	-
Doris Sutz Roth IRA	50,000	25,000	75,000	0.5%	75,000	-	-
Dr. Arnold Yoskowitz and Regina Yoskowitz	50,000	25,000	75,000	0.5%	75,000	-	-
Gerald B. Lichtenberger	50,000	25,000	75,000	0.5%	75,000	-	-
John Peter Christensen	50,000	25,000	75,000	0.5%	75,000	-	-
Joseph Giamanco	50,000	25,000	75,000	0.5%	75,000	-	-
Philip S. Sassower	50,000	25,000	75,000	0.5%	75,000	-	-
Mitchell J. Sassower	50,000	25,000	75,000	0.5%	75,000	-	-

Jerry A. Lubliner, M.D.	50,000	25,000	75,000	0.5%	75,000	-	-
Beatrice Slomiuc	50,000	-	50,000	0.3%	50,000	-	-
Chaim Slomiuc	50,000	-	50,000	0.3%	50,000	-	-
David N. Baker	50,000	-	50,000	0.3%	50,000	-	-
Equireal Leasing, Inc., Andrew Margulies, VP (14)	50,000	-	50,000	0.3%	50,000	-	-
Jeff Strauss & Mindy Schultheis	50,000	-	50,000	0.3%	50,000	-	-
John Curley & Patricia Jennings Curley	50,000	-	50,000	0.3%	50,000	-	-
Marie A. Karanfilian	50,000	-	50,000	0.3%	50,000	-	-
Sheila Sugerman	50,000	-	50,000	0.3%	50,000	-	-
Steven E. Holzel	50,000	-	50,000	0.3%	50,000	-	-
Steven Shum	50,000	-	50,000	0.3%	50,000	-	-
Alan Schwartz	25,000	12,500	37,500	0.2%	37,500	-	-
Arthur Dunkin	25,000	12,500	37,500	0.2%	37,500	-	-
Faith Griffin & John A. Lenhart JTWROS	25,000	12,500	37,500	0.2%	37,500	-	-
IRA FBO John Curley, Pershing LLC as Custodian	25,000	12,500	37,500	0.2%	37,500	-	-
Patrick Hund	25,000	12,500	37,500	0.2%	37,500	-	-
Rhonda Wesolak	25,000	12,500	37,500	0.2%	37,500	-	-
John G. Korman	25,000	12,500	37,500	0.2%	37,500	-	-
A.C. Providenti	25,000	12,500	37,500	0.2%	37,500	-	-
Benjamin Hill	15,000	7,500	22,500	0.1%	22,500	-	-
John Toedtman	20,000	-	20,000	0.1%	20,000	-	-
Donald L. Stahl	12,500	6,250	18,750	0.1%	18,750	-	-
Leslie M. James	12,500	6,250	18,750	0.1%	18,750	-	-
Nathan Sugerman	12,500	6,250	18,750	0.1%	18,750	-	-
Robert B. Greene	12,500	6,250	18,750	0.1%	18,750	-	-
Klaus Peter Eichner	12,500	6,250	18,750	0.1%	18,750	-	-
Gary J. Faden	12,500	6,250	18,750	0.1%	18,750	-	-
Mercer Capital, Ltd. (15)(7)	-	15,500	15,500	0.1%	15,500	-	-
Andrew B. Dorman (17)	-	4,250	4,250	0.0%	4,250	-	-
David S. Lustig (17)	-	2,080	2,080	0.0%	2,080	-	-
Nicole H. Tavernier (17)	-	500	500	0.0%	500	-	-
Mark P. Eichner (17)	-	170	170	0.0%	170	-	-

TOTAL	5,110,000	1,604,200	6,714,200	45.3%	6,012,400	701,800	5.6%

(1)
Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any common shares as to which a shareholder has sole or shared voting power or investment power, and also any common shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. There were 12,486,718 common shares outstanding as of November 17, 2008.

(2)	Assumes the sale of all common shares registered pursuant to this registration statement.

(3)
Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Bristol”). Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.

(4)	John Davies, Manager, is the person with voting and dispositive control with respect to the securities being offered.

(5)	G. Tyler Runnels and Jasmine Niklas Runnels, as Trustees, have voting and dispositive control with respect to the securities being offered.

(6)	G. Tyler Runnels, as President, has voting and dispositive control with respect to the securities being offered. Mr. Runnels is an associated person of TR Winston & Company, LLC.

(7)
In connection with our July and August offering, the Company issued: (i) 255,900 warrants to TR Winston & Company, LLC; and (ii) 15,500 to Mercer Capital, Ltd. The warrants issued to TR Winston & Company, LLC and Mercer Capital, Ltd. are been deemed compensation by the NASD and are therefore subject to a 180-day lock-up from the date of this prospectus pursuant to Rule 2710(g)(l) of the NASD Conduct Rules. Additionally, the warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days following the date of this prospectus. However, the warrants may be transferred to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. Thereafter, the warrants will be transferable provided such transfer is in accordance with the provisions of the Securities Act.

(8)	Richard Stone, Managing Partner, has voting and dispositive control with respect to the securities being offered.

(9)	James Coren, member has voting and dispositive control with respect to the securities being offered.

(10)	Andrew Margulies, General Partner, has voting and dispositive control with respect to the securities being offered.

(11)	Steve Shum, Managing Director, has voting and dispositive control with respect to the securities being offered.

(12)	Steven Chizzik, Managing Director, has voting and dispositive control with respect to the securities being offered.

(13)	John Scardino, Director, has voting and dispositive control with respect to the securities being offered.

(14)	Andrew Margulies, Vice President, has voting and dispositive control with respect to the securities being offered.

(15)	Len Demer, Managing Director, has voting and dispositive control with respect to the securities being offered.

(16)	Leonard Pearlman, Managing Director, has voting and dispositive control with respect to the securities being offered.

(17)	Individual is an associated person of Mercer Capital, Ltd.

DESCRIPTION OF SECURITIES

General

As of November 17, our authorized capital stock consisted of:

•	80,000,000 shares of common stock, par value $0.0001; and

•	10,000,000 shares of “blank check” preferred stock, par value $0.0001.

As of November 17, 2008, 12,486,718 shares of common stock were issued and outstanding and 0 shares of preferred stock were issued and outstanding. All of our currently issued and outstanding shares of capital stock were validly issued, fully paid and non-assessable under the Delaware General Corporation Law, as amended, or the DGCL.

Set forth below is a summary description of all the material terms of our common stock and warrants. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation, bylaws and form of warrants, each of which is filed as an exhibit to this registration statement.

Common Stock

The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our stockholders, except to the extent that the voting rights of our shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by our certificate of incorporation. Our stockholders have no pre-emptive rights to acquire additional shares of our common stock or other securities. Our common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our company, the shares of our common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of our common stock now outstanding are fully paid and non-assessable. Our bylaws authorize the board of directors to declare dividends on our outstanding shares. As of November 17, 2008 there are 12,486,718 shares of our common stock issued and outstanding.

Preferred Stock

We may issue our preferred shares from time to time in one or more series as determined by our board of directors. The voting powers and preferences, the relative rights of each series, and the qualifications, limitations and restrictions thereof may be established by our board of directors without any further vote or action by our shareholders. As of August 31, 2008 there were no shares of our preferred stock issued and outstanding.

Warrants and Debentures Convertible into Common Shares

In connection with our July to August 2008 offering, we issued warrants and convertible debentures to purchase up to 1,683,800 shares of our common stock.

Warrants – The warrants have a term of 5 years and an exercise price of $2.00 per shares subject to anti-dilution adjustments. The anti-dilution adjustments provide for adjustment of the warrant exercise price and number of shares issuable upon exercise in the event the Company: (i) declares a stock dividend or split; (ii) undertakes subsequent equity sales are a price below $2.00 per share; (iii) undertakes a rights offering; (iv) there is a pro-rata distribution to the Company’s shareholders; or (v) in the event of a fundamental transaction. The warrants are also callable by the Company in the event: (a) the Company’s shares are publically traded in the future; (b) the shares trade above $4.00 per share for 20 consecutive trading days; (c) the average daily volume over the 20 consecutive trading days exceeds 75,000; and (d) there is an effective registration statement covering the underlying shares.

Convertible Debentures – The convertible debenture accrues interest at 5% per annum and has a maturity date of July 14, 2009. The debenture is convertible into the shares of the Company’s common stock, at the sole discretion of the holder, at $1.00 per share subject to certain anti-dilution adjustments. The anti-dilution adjustments provide for adjustment of the debenture conversion price and number of shares issuable upon conversion in the event the Company: (i) declares a stock dividend or split; (ii) undertakes subsequent equity sales are a price below $2.00 per share; (iii) undertakes a rights offering; (iv) there is a pro-rata distribution to the Company’s shareholders; or (v) in the event of a fundamental transaction.

Registration Rights

From July 14, 2008 through August 30, 2008, we received $2,320,000 in gross proceeds from the private placement of units consisting of one share of common stock and one-half warrant with an exercise price of $2.00 per share of common stock, exercisable any time within five years after the date of issuance. As part of the private placement, we entered into a registration rights agreements with the investors under which we agreed to file the registration statement of which this prospectus is a part in order to register (1) the common shares issued in the private placement; and (2) the common shares issuable upon the exercise of the warrants.

The registration rights agreement required us to use our best efforts to:

•	file the registration statement as soon as reasonably practicable after the first closing for the offering, but in no event later than September 27, 2008 (“Filing Deadline”);

•	have the registration agreement declared effective by December 11, 2008 (“Effectiveness Deadline”); and

•
maintain the registration statement continuously effective until the date that the shares covered by this prospectus may be sold pursuant to Rule 144 of the Securities Act without any manner of sale or volume restrictions.

If we fail to file the registration statement by the Filing Deadline, have the registration statement declared effective by the Effectiveness Deadline, or the registration statement does not stay effective for any 20 consecutive day period, the Company will pay monthly partial liquidated damages, in cash, in the amount of 1.5% of the aggregate purchase price paid by the holder for any unregistered securities for each month that the event failure is uncured up to an aggregate of 18%. We have accrued penalties for September as a result of missing the September 27, 2008 filing deadline. To date, we have not paid such penalties and the penalties accrue interest at 18% per year. At this time we do not believe that it is probable that we will be required to make additional payments under the registration payment arrangement and, therefore, we have not recorded a liability related to the arrangement.

MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

Holders

There exists no market for our common stock. Private sales or transfers are permitted under the respective state and Federal securities laws, subject to compliance with exemptions set forth under the respective statutory guidelines.  As of September 27, 2008, we had 78 common shareholders of record.

Options, Warrants and Convertible Securities

As of November 17, 2008, there were outstanding common share purchase options, warrants and convertible securities entitling the holders to purchase up to 3,702,800 common shares at exercise prices between $0.50 and $2.00 with an average weighted exercise price of $1.30 per share.

SHARES ELIGIBLE FOR FUTURE SALE

To date, there has been no market for our common stock. In the event a public market for our shares develops, future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Further, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering, we will have 12,486,718 shares of common stock outstanding, based on 12,486,718 shares of common stock outstanding as of November 17, 2008. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule  144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule  144.

Upon completion of this offering, 7,458,518 shares of common stock will be “restricted securities,” as that term is defined in rule  144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under rules  144 or 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 of the Securities Act, the shares of our common stock (excluding the shares sold in this offering or issuable upon the exercise or conversion of a security) will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	1,308,938
Within 90 days after the date of this prospectus	1,308,938
Between 91 and 364 days after the date of this prospectus	1,683,938
365 days after the effective date of this prospectus(1)	7,621,718

(1) shares may be subject to volume limitations as a result of certain shareholders affiliate status.

Lock-Up Agreements

Our directors, executive officers, and certain other stockholders are subject to lock up agreements, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of at least 12 months after the date that this registration is deemed effective. Despite possible earlier eligibility for sale under the provisions of Rules  144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by prior investors. Approximately 6,312,280 or 50 % of our outstanding shares of common stock will be subject to such lock-up agreements.

Additionally, TR Winston & Company LLC and Mercer Capital, Ltd., have agreed not to directly or indirectly offer, sell, transfer, assign, pledge, or hypothecate, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of their securities for a period of 180 days after the effective date of this registration statement except as provided for in NASD Rule 2710(g)(2).

Rule 144

Generally, Rule 144 (as amended effective February 15, 2008) provides that an affiliate who has beneficially owned “restricted” shares of our common stock for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule  144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule  144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any shares acquired upon the exercise of such options will be freely tradable in the public market.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any other stock exchange in which a market develops or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “ Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Any securities acquired by an underwriter and related persons during 180 days prior to the filing date of this prospectus, or acquired after the filing date of the registration statement and deemed to be underwriting compensation by NASD, and securities excluded from underwriting compensation pursuant to Rule NASD Rule 2710(d)(5), shall not be shall not directly or indirectly be offered, sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person agree to offer or sell, transfer, assign, pledge, hypothecate or subject to hedging, short sale, derivative, put or call transaction such shares for a period of 180 days after the effective date of this registration statement except as provided for in NASD Rule 2710(g)(2).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Delaware and the Company's Bylaws provide for indemnification of the Company's Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.  Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

LEGAL MATTERS

The Law Office of Raul Silvestre & Associates, APLC, will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The financial statements as of December 31, 2007 and 2006 and for each of the two years in the period ended December 31, 2007 included in this prospectus and in the registration statement of which it forms a part have been so included in reliance on the report of RBSM LLP, our independent registered public accounting firm, appearing elsewhere in this prospectus and the registration statement of which it forms a part, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the shares of common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND MORE INFORMATION

We will file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.genspera.com. We will furnish our stockholders with annual reports containing audited financial statements.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

 RBSM LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Board of Directors
GenSpera Inc.
Santa Monica, CA

We have audited the accompanying balance sheets of GenSpera Inc., a development stage company, as of December 31, 2007 and 2006, and the related statements of losses, statement of stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2007 and the period November 21, 2003 (date of inception) through December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based upon our audits.

We have conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB) (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenSpera Inc., a development stage company, at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 and the period November 21, 2003 (date of inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

\s\ RBSM LLP
RBSM LLP
Certified Public Accountants

New York, New York
March 10, 2008

FINANCIAL INFORMATION

GENSPERA INC.
(A Development Stage Company)
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets

Current assets:
Cash	$590,435	$15,763

Liabilities and stockholders' equity (deficit)

Current liabilities:

Accounts payable and accrued expenses:	$3,874	$8,725
Accrued interest - stockholder	14,800	8,360
Convertible note payable - stockholder, current portion	35,000	-

Total current liabilities	53,674	17,085

Convertible notes payable - stockholder, long term portion	120,000	155,000

Total liabilities	173,674	172,085

Commitments and contingencies

Stockholders' equity (deficit):

Preferred stock, par value $.0001 per share; 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $.0001 per share; 80,000,000 shares authorized, 9,035,000 and 6,100,000 shares issued and outstanding, respectively	904	610
Additional paid-in capital	1,857,842	593,854
Deficit accumulated during the development stage	(1,441,985)	(750,786)

Total stockholders' equity (deficit)	416,761	(156,322)

Total liabilities and stockholders' equity (deficit)	$590,435	$15,763

See accompanying notes to financial statements.

GENSPERA, INC.
(A Development Stage Company)
STATEMENTS OF LOSSES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 21, 2003) TO DECEMBER 31, 2007

			Cumulative Period
			from November 21, 2003
			(date of inception) to
	Years ended December 31,		December 31,
	2007	2006	2007

Operating expenses:
General and administrative expenses	$389,799	$9,351	$435,248
Research and development	294,440	231,092	991,416

Total operating expenses	684,239	240,443	1,426,664

Loss from operations	(684,239)	(240,443)	(1,426,664)

Interest expense, net	(6,960)	(4,627)	(15,321)

Loss before provision for income taxes	(691,199)	(245,070)	(1,441,985)

Provision for income taxes	-	-	-

Net loss	$(691,199)	$(245,070)	$(1,441,985)

Net loss per common share, basic and diluted	$(0.10)	$(0.04)

Weighted average shares outstanding	7,103,904	6,100,000

See accompanying notes to these financial statements.

GENSPERA, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
FROM DATE OF INCEPTION (NOVEMBER 21, 2003) TO DECEMBER 31, 2007

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Balance, November 21, 2003	-	$-	$-	$-	$-

Sale of common stock to founders at $0.0001 per share in November, 2003	6,100,000	610	(510)	-	100

Contributed services	-	-	120,000	-	120,000

Net loss	-	-	-	(125,127)	(125,127)

Balance, December 31, 2003	6,100,000	610	119,490	(125,127)	(5,027)

Contributed services	-	-	192,000	-	192,000

Stock based compensation	-	-	24,102	-	24,102

Net loss	-	-	-	(253,621)	(253,621)

Balance, December 31, 2004	6,100,000	610	335,592	(378,748)	(42,546)

Contributed services	-	-	48,000	-	48,000

Stock based compensation	-	-	24,100	-	24,100

Net loss	-	-	-	(126,968)	(126,968)

Balance, December 31, 2005	6,100,000	610	407,692	(505,716)	(97,414)

Contributed services	-	-	144,000	-	144,000

Stock based compensation	-	-	42,162	-	42,162

Net loss	-	-	-	(245,070)	(245,070)

Balance, December 31, 2006	6,100,000	610	593,854	(750,786)	(156,322)

Shares sold for cash at $0.50 per share in November, 2007	1,300,000	130	649,870	-	650,000

Shares issued for services	735,000	74	367,426	-	367,500

Contributed services	-	-	220,000	-	220,000

Stock based compensation	-	-	24,082	-	24,082

Exercise of options for cash at $0.003 per share in March and June, 2007	900,000	90	2,610	-	2,700

Net loss	-	-	-	(691,199)	(691,199)

Balance, December 31, 2007	9,035,000	$904	$1,857,842	$(1,441,985)	$416,761

See accompanying notes to these financial statements.

GENSPERA, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 21, 2003) TO DECEMBER 31, 2007
			Cumulative Period
			from November 21, 2003
			(date of inception) to
	Years ended December 31,		December 31,
	2007	2006	2007

Cash flows from operating activities:
Net loss	$(691,199)	$(245,070)	$(1,441,985)
Adjustments to reconcile net loss to net
cash used in operating activities:
Stock based compensation	391,582	42,162	481,946
Contributed services	220,000	144,000	724,000
Increase (decrease) in accounts payable and accrued expenses	1,589	(12,164)	18,674

Cash used in operating activities	(78,028)	(71,072)	(217,365)

Cash flows from financing activities
Proceeds from sale of common stock	652,700	-	652,800
Proceeds from convertible notes - stockholder	-	70,000	155,000

Cash provided by financing activities	652,700	70,000	807,800

Net increase (decrease) in cash	574,672	(1,072)	590,435
Cash, beginning of period	15,763	16,835	-
Cash, end of period	$590,435	$15,763	$590,435

Supplemental cash flow information:
Cash paid for interest	$520	$-

See accompanying notes to these financial statements.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM NOVEMBER 21, 2003
(INCEPTION) TO DECEMBER 31, 2007

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation

GenSpera Inc. (“we”, “us”, “our company“,“our”, “GenSpera” or the “Company” ) was formed under the laws of the State of Delaware in 2003. We are a development stage company, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7. GenSpera, Inc. is a development stage company focused on the development of targeted cancer therapeutics for the treatment of cancerous tumors, including breast, prostate, bladder and kidney cancer. Our operations are based in Los Angeles, California.

To date, we have generated no sales revenues, have incurred significant expenses and have sustained losses. Consequently, our operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from inception on November 21, 2003 through December 31, 2007, we have accumulated losses of $1,441,985.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

Income Taxes

Deferred income taxes are provided for using the asset and liability method for financial reporting purposes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of losses in the period that includes the enactment date.

Research and Development

Research and development costs include expenses incurred by the Company for research and development of therapeutic agents for the treatment of cancer and are charged to operations as incurred. Our research and development expenses consisted primarily of compensation and patent costs.

GenSpera incurred research and development expenses of $294,440, $231,092 and $991,416 for the years ended December 31, 2007 and 2006, and from November 21, 2003 (inception) through December 31, 2007, respectively.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM NOVEMBER 21, 2003
(INCEPTION) TO DECEMBER 31, 2007

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (cont’d)

Cash Equivalents

For purposes of the statements of cash flows, we consider all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. We maintain our cash in bank deposit accounts which, at times, may exceed insured limits. We have not experienced any losses in our accounts.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of applicable government mandated insurance limits. At December 31, 2007, deposits exceeded insurance limits by approximately $490,000.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Loss Per Share

We use SFAS No. 128, “Earnings Per Share” for calculating the basic and diluted loss per share. We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive. There were 339,600 and 1,226,720 common share equivalents at December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, these potential shares were excluded from the shares used to calculate diluted earnings per share as their inclusion would reduce net loss per share.

Stock-Based Compensation

We account for our share-based compensation under the provisions of FASB Statement No. 123(R), “Share-Based Payment”, (“FAS 123R”). We adopted FAS 123R as of January 1, 2006, using the modified prospective application method. Prior to January 1, 2006 we applied the provisions of FAS 123, “Accounting for Stock-Based Compensation”.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and will be adopted by us beginning in the first quarter of 2008. We do not believe the impact of the application of this guidance will be material.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM NOVEMBER 21, 2003
(INCEPTION) TO DECEMBER 31, 2007

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (cont’d)

Recent Accounting Pronouncements (cont’d)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on our financial condition or results of operations.

NOTE 2 - CAPITAL STOCK AND STOCKHOLDER’S EQUITY

We are authorized to issue 80,000,000 shares of common stock with a par value of $.0001 per share and 10,000,000 shares of preferred stock with a par value of $.0001 per share.

On November 24, 2003 we issued 6,100,000 founders shares for proceeds of $100.

Our majority stockholder has provided his services without compensation from inception through November 2007. We have recorded compensation expense for these contributed services, with the corresponding credit to additional paid-in capital. For the years ended December 31, 2007 and 2006, we have recorded compensation expense of $220,000 and $144,000. For the period from November 21, 2003 to December 31, 2007, compensation expense for contributed services aggregated $724,000.

On June 7, 2004, we granted a total of 750,000 common stock options to members of our Scientific Advisory Board. The options vested over a four year period on December 31 of each year. On May 15, 2007 our board approved a resolution to accelerate the vesting of the remaining 187,500 unvested options. At that time, all of the options were exercised. We have recorded compensation expense of $24,082, $24,089 and $96,373 for the years ended December 31, 2007 and 2006 and for the period from November 21, 2003 to December 31, 2007, respectively, related to the fair value of the options that vested during that period, using the Black-Scholes method based on the following assumption ranges:  (1) risk free interest rate of 3% - 4.9%; (2) dividend yield of 0%; (3) estimated volatility factor of the expected market price of our common stock of 89%; and (4) an expected life of the options of .5 - 3 years.

On November 10, 2006, we granted a total of 150,000 common stock options to employees and advisors. The options vested upon grant. We have recorded compensation expense of $18,073 for the year ended December 31, 2006 related to the fair value of the options, using the Black-Scholes method based on the following assumptions:  (1) risk free interest rate of 4.9%; (2) dividend yield of 0%; (3) estimated volatility factor of the expected market price of our common stock of 89%; and (4) an expected life of the options of 1 year. All of these options were exercised during 2007.

During 2007, we issued an aggregate of 735,000 shares of common stock, valued at $367,500, as compensation for consulting and financial and legal advisory services. The compensation cost was based on the fair value of our common stock.

During November 2007, we sold an aggregate of 1,300,000 common shares in a private placement at $0.50 per share, for proceeds of $650,000.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM NOVEMBER 21, 2003
(INCEPTION) TO DECEMBER 31, 2007

NOTE 3 -CONVERTIBLE NOTES PAYABLE - STOCKHOLDER

We have executed five convertible notes with our majority stockholder pursuant to which we have borrowed an aggregate of $155,000. The notes bear an interest rate of 4.2% and mature at various dates through December 6, 2011. Upon the completion of an equity financing in the amount of at least $500,000, the principal amount of the notes, along with accrued interest, are convertible, at the option of the holder, into shares of our common stock at a price per share equal to that paid in the equity financing. Accrued interest at December 31, 2007 is $14,800.

Principal amounts of the notes mature as follows:

Years ended December 31,
2008	$35,000
2009	15,000
2010	35,000
2011	70,000
$155,000

NOTE 4 – INTELLECTUAL PROPERTY

We have acquired know-how, pre-clinical data, development data and related patent portfolios for a series of technologies that relate to targeted, potentially curative treatments for a variety of human cancers. We currently have exclusive option agreements to exclusively license 5 issued patents and 3 patent applications pending worldwide.  The previous owner of the intellectual property, John Hopkins University, agreed to assign the patents underlying the technology to our co-founders (the “Assignee Co-Founders”) in return for their assumption of future patent fees and costs, and patent attorney fees and costs, associated with all of the assigned technology. In exchange for us continuing to pay for these future costs, the Assignee Co-Founders have entered into world-wide, exclusive option agreements with us. These exclusive option agreements automatically convert into world-wide, exclusive, non-fee, non-royalty bearing license agreements upon the reimbursement of approximately $116,000 in previously-paid patent costs, fees and expenses to John Hopkins University.  These reimbursement costs must be paid by the Assignee Co-Founders to Johns Hopkins University. As part of our agreements with the Assignee Co-Founders, we have agreed to provide these reimbursement costs directly to the Assignee Co-Founders specifically for reimbursement to Johns Hopkins University. Because these payments are to be made by us to the Assignee Co-Founders, this may trigger a taxable event such that the Assignee Co-Founders may be required to pay Federal and state taxes (if any) based upon our payment of the reimbursement costs to the Assignee Co-Founders. Therefore, as part of our agreements with the Assignee Co-Founders, we have further agreed to provide additional funds to cover applicable Federal and state taxes (if any) associated with the reimbursement payments. Under our agreement with the Assignee Co-Founders, we will not be required to make any other future payments, including fees, milestone or royalty fees, to either Johns Hopkins University or the Assignee Co-Founders.

The requirement to reimburse Johns Hopkins University for patent costs shall occur within thirty (30) days of the first to occur of: (1) the Assignee Co-Founders entering into a license agreement for the assigned rights with us (the exclusive option agreements do not constitute a license agreement for purposes of this reimbursement), or (2) the first commercial sale of any product covered by the claims of the intellectual property rights, or (3) any other commercial disposition of the rights granted under the assignments. Our exclusive option agreements expire in March 2009, and may be extended by mutual agreement of our co-founders and us. We expect to provide the reimbursement costs, plus any associated Federal and state taxes, to the Assignee Co-Founders prior to March 2009.  We estimate that the total monetary obligation for the reimbursement plus taxes will not exceed $175,000.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM NOVEMBER 21, 2003
(INCEPTION) TO DECEMBER 31, 2007

NOTE 5 - INCOME TAXES

We have adopted SFAS No. 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

Net operating losses for tax purposes of approximately $236,000 at December 31, 2007 are available for carryover. The net operating losses will expire from 2013 through 2027. We have provided a 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history. In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. A reconciliation of the statutory Federal income tax rate and the effective income tax rate for the years ended December 31, 2007 and 2006 follows:

Significant components of deferred tax assets and liabilities are as follows:

	2007	2006

Deferred tax assets:
Net operating loss carryforward	94,000	63,000
Valuation allowance	(94,000)	(63,000)

Net deferred tax assets	$-	$-

Statutory federal income tax rate	-34%	-34%
State income taxes, net of federal taxes	-7%	-7%
Non-deductible items	30%	26%
Valuation allowance	11%	15%

Effective income tax rate	0%	0%

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND FOR THE PERIOD FROM NOVEMBER 21, 2003
(INCEPTION) TO DECEMBER 31, 2007

NOTE 6- STOCK OPTIONS

Transactions involving our stock options are summarized as follows:

	2007		2006
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	900,000	$0.003	750,000	$0.0016
Granted during the period	—	—	150,000	0.01
Exercised during the period	(900,000)	0.003	—	—
Terminated during the period	—	—	—	—
Outstanding at end of the period	—	$—	900,000	$0.003
Exercisable at end of the period	—	$—	712,500	$0.003

The intrinsic value of options exercised during 2007 was approximately $114,000.

NOTE 7- SUBSEQUENT EVENTS

Subsequent to December 31, 2007:

•	We granted 100,000 shares of common stock as compensation.

•	We issued 31,718 shares of common stock as payment of accrued interest on our convertible notes.

•	We granted an aggregate of 300,000 stock options to members of our board of directors.

•	We granted an aggregate of 240,000 stock options to members of our Scientific Advisory Board.

•	We granted an aggregate of 2,120,000 stock options and warrants as compensation for consulting services.

Of the above options and warrants, 1,660,000 have an exercise price of $0.50 per share and 1,000,000 have an exercise price of $1.00 per share.

During March 2008, we received $500,000 upon the exercise of 1,000,000 warrants granted in 2008.

GENSPERA INC.
(A Development Stage Company)
CONDENSED BALANCE SHEET
SEPTEMBER 30,2008
(Unaudited)

Assets

Current assets:
Cash	$1,697,649

Total current assets	1,697,649

Intangible assets, net of accumulated amortization of $7,674	176,494

Total assets	$1,874,143

Liabilities and stockholders' equity

Current liabilities:

Accounts payable and accrued expenses	$125,948
Accrued interest - stockholder	3,776
Convertible note payable, net of discount of $16,257	147,343
Convertible note payable - stockholder, current portion	50,000

Total current liabilities	327,067

Convertible notes payable - stockholder, long term portion	105,000

Total liabilities	432,067

Commitments and contingencies

Stockholders' equity:

Preferred stock, par value $.0001 per share; 10,000,000 shares authorized,
none issued and outstanding	-
Common stock, par value $.0001 per share; 80,000,000 shares authorized,
12,486,718 shares issued and outstanding	1,249
Additional paid-in capital	4,873,741
Deficit accumulated during the development stage	(3,432,914)

Total stockholders' equity	1,442,076

Total liabilities and stockholders' equity	$1,874,143

See accompanying notes to unaudited condensed financial statements.

GENSPERA, INC.
(A Development Stage Company)
CONDENSED STATEMENTS OF LOSSES
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 21, 2003) TO SEPTEMBER 30, 2008
(Unaudited)

			Cumulative Period
			from November 21, 2003
			(date of inception) to
	Nine Months ended September 30,		September 30,
	2008	2007	2008

Operating expenses:
General and administrative expenses	$603,873	$265,137	$1,039,121
Research and development	1,348,369	204,564	2,339,785

Total operating expenses	1,952,242	469,701	3,378,906

Loss from operations	(1,952,242)	(469,701)	(3,378,906)

Finance cost	(39,218)	-	(39,218)
Interest income (expense), net	531	(4,892)	(14,790)

Loss before provision for income taxes	(1,990,929)	(474,593)	(3,432,914)

Provision for income taxes	-	-	-

Net loss	$(1,990,929)	$(474,593)	$(3,432,914)

Net loss per common share, basic and diluted	$(0.19)	$(0.07)

Weighted average shares outstanding	10,541,760	6,865,018

See accompanying notes to these unaudited condensed financial statements.

GENSPERA, INC.
(A Development Stage Company)
CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
FROM DATE OF INCEPTION (NOVEMBER 21, 2003) TO SEPTEMBER 30, 2008
(Unaudited)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Balance, November 21, 2003	-	$-	$-	$-	$-

Sale of common stock to founders at $0.0001
per share in November, 2003	6,100,000	610	(510)	-	100

Contributed services	-	-	120,000	-	120,000

Net loss	-	-	-	(125,127)	(125,127)

Balance, December 31, 2003	6,100,000	610	119,490	(125,127)	(5,027)

Contributed services	-	-	192,000	-	192,000

Stock based compensation	-	-	24,102	-	24,102

Net loss	-	-	-	(253,621)	(253,621)

Balance, December 31, 2004	6,100,000	610	335,592	(378,748)	(42,546)

Contributed services	-	-	48,000	-	48,000

Stock based compensation	-	-	24,100	-	24,100

Net loss	-	-	-	(126,968)	(126,968)

Balance, December 31, 2005	6,100,000	610	407,692	(505,716)	(97,414)

Contributed services	-	-	144,000	-	144,000

Stock based compensation	-	-	42,162	-	42,162

Net loss	-	-	-	(245,070)	(245,070)

Balance, December 31, 2006	6,100,000	610	593,854	(750,786)	(156,322)

Shares sold for cash at $0.50 per share
in November, 2007	1,300,000	130	649,870	-	650,000

Shares issued for services	735,000	74	367,426	-	367,500

Contributed services	-	-	220,000	-	220,000

Stock based compensation	-	-	24,082	-	24,082

Exercise of options for cash at $0.003 per share
in March and June, 2007	900,000	90	2,610	-	2,700

Net loss	-	-	-	(691,199)	(691,199)

Balance, December 31, 2007	9,035,000	904	1,857,842	(1,441,985)	416,761

Exercise of options for cash at $0.50 per share
on March 7,2008 - Unaudited	1,000,000	100	499,900	-	500,000

Sale of common stock and warrants at $1.00 per
share - July and August 2008 - Unaudited	2,320,000	232	2,319,768	-	2,320,000

Cost of sale of common stock and warrants - Unaudited	-	-	(205,600)	-	(205,600)

Shares issued for accrued interest - Unaudited	31,718	3	15,856	-	15,859

Shares issued for services - Unaudited	100,000	10	49,990	-	50,000

Stock based compensation - Unaudited	-	-	265,310	-	265,310

Contributed services - Unaudited	-	-	50,000	-	50,000

Beneficial conversion feature of convertible debt - Unaudited	-	-	20,675	-	20,675

Net loss - Unaudited	-	-	-	(1,990,929)	(1,990,929)

Balance, September 30, 2008 - Unaudited	12,486,718	$1,249	$4,873,741	$(3,432,914)	$1,442,076

See accompanying notes to these unaudited condensed financial statements.

GENSPERA, INC.
(A Development Stage Company)
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBERE 30, 2008 AND 2007
AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 21, 2003) TO SEPTEMBER 30, 2008
(Unaudited)

			Cumulative Period
			from November 21, 2003
			(date of inception) to
	Nine Months ended September 30,		September 30,
	2008	2007	2008

Cash flows from operating activities:
Net loss	$(1,990,929)	$(474,593)	$(3,432,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	7,674	-	7,674
Stock based compensation	315,310	269,082	797,256
Contributed services	50,000	180,000	774,000
Amortization of debt discount	4,418	-	4,418
Increase in accounts payable and accrued expenses	126,909	7,243	145,583

Cash used in operating activities	(1,486,618)	(18,268)	(1,703,983)

Cash flows from investing activities:
Acquisition of intangibles	(184,168)	-	(184,168)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants	2,778,000	2,700	3,430,800
Proceeds from convertible notes - stockholder	-	-	155,000

Cash provided by financing activities	2,778,000	2,700	3,585,800

Net increase (decrease) in cash	1,107,214	(15,568)	1,697,649
Cash, beginning of period	590,435	15,763	-
Cash, end of period	$1,697,649	$195	$1,697,649

Supplemental cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash financial activities:
Accrued interest paid with common stock	$15,859	$-
Convertible note issued as payment of placement fees	163,600	-
Fair value of warrants issued with convertible debt recorded as debt discount	20,675	-

See accompanying notes to these unaudited condensed financial statements.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Unaudited)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation

GenSpera Inc. (“we”, “us”,“our company“, “our”, “GenSpera” or the “Company” ) was formed under the laws of the State of Delaware in 2003. We are a development stage company, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7. GenSpera, Inc. is a pharmaceutical company focused on the development of targeted cancer therapeutics for the treatment of cancerous tumors, including breast, prostate, bladder and kidney cancer. Our operations are based in San Antonio, Texas.

To date, we have generated no sales revenues, have incurred significant expenses and have sustained losses. Consequently, our operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from inception on November 21, 2003 through September 30, 2008, we have accumulated losses of $3,432,914.

The accompanying unaudited condensed financial statements as of September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007 and from date of inception as a development stage enterprise (November 21, 2003) to September 30, 2008 have been prepared by GenSpera pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-Q and Regulation S-X. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. The company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2007 as disclosed elsewhere in this Prospectus.

The results of the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the pending full year ending December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

Research and Development

Research and development costs include expenses incurred by the Company for research and development of therapeutic agents for the treatment of cancer and are charged to operations as incurred. Our research and development expenses consist primarily of expenditures for toxicology and other studies, manufacturing, and compensation and consulting costs.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Unaudited)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (cont’d)

GenSpera incurred research and development expenses of $1,348,369, $204,564 and $2,339,785 for the nine month periods ended September 30, 2008 and 2007, and from November 21, 2003 (inception) through September 30, 2008, respectively.

Intangible Assets

Intangible assets consist of 5 issued patents and 3 patent applications pending worldwide (see Note 4). These patents and patent applications cover the intellectual property underlying our technology. The assets are recorded at cost. The patents are being amortized on the straight line basis over their estimated useful lives of twelve years.

Loss Per Share

We use SFAS No. 128, “Earnings Per Share” for calculating the basic and diluted loss per share. We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive. There were 3,481,752 common share equivalents at September 30, 2008 and none at September 30, 2007. For the nine month period ended September 30, 2008, these potential shares were excluded from the shares used to calculate diluted earnings per share as their inclusion would reduce net loss per share.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and has been adopted by us beginning in the first quarter of 2008. We do not believe the impact of the application of this guidance will be material.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 has not had a material impact on our financial condition or results of operations.

NOTE 2 - CAPITAL STOCK AND STOCKHOLDER’S EQUITY

We are authorized to issue 80,000,000 shares of common stock with a par value of $.0001 per share and 10,000,000 shares of preferred stock with a par value of $.0001 per share.

Our majority stockholder has provided his services without compensation from inception through November 2007. We have recorded compensation expense for these contributed services, with the corresponding credit to additional paid-in capital. For the nine months ended September 30, 2007, we have recorded compensation expense of $180,000.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Unaudited)

NOTE 2 - CAPITAL STOCK AND STOCKHOLDER’S EQUITY (cont’d)

On January 1, 2008, we granted a total of 1,000,000 common stock warrants to consultants for financial services. The warrants have an exercise price of $0.50 per share. The warrants vested upon grant. We have recorded an expense of $89,680 during the nine months ended September 30, 2008 related to the fair value of the warrants that vested during that period, using the Black-Scholes method based on the following assumptions:  (1) risk free interest rate of 3.2%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 89%; and (4) an expected life of the warrants of .25 years. The warrants were exercised during March and we received proceeds of $500,000.

On January 7, 2008, we granted 100,000 shares of common stock, valued at $50,000, to a director as payment for services. The shares were vested upon grant.

On February 1, 2008, we granted a total of 240,000 common stock options to members of our Scientific Advisory Board. The options have an exercise price of $0.50 per share. The options vest in equal installments quarterly over a period of three years commencing March 31, 2008, and lapse if unexercised on January 31, 2018. We have recorded an expense of $22,195 during the nine months ended September 30, 2008 related to the fair value of the options that vested during that period, using the Black-Scholes method based on the following weighted average assumptions:  (1) risk free interest rate of 2.6%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 100%; and (4) an expected life of the options of 2 years.

On February 11, 2008, we granted a total of 100,000 common stock options to a consultant for investor relation services. The options have an exercise price of $0.50 per share and expire if unexercised on February 11, 2013. The options vest 20,000 upon grant and 80,000 upon the attainment of certain financial milestones. Any options not vesting by June 30, 2008 terminate on that date. Of the 80,000 options subject to the attainment of financial milestones, 64,000 vested on June 30, 2008 and the balance were terminated. We have recorded an expense of $21,906 during the nine months ended September 30, 2008 related to the fair value of the options that vested during that period, using the Black-Scholes method based on the following weighted average assumptions:  (1) risk free interest rate of 2.7%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 97%; and (4) an expected life of the options of 2 years.

On February 11, 2008, we granted a total of 20,000 common stock options to a consultant for professional services. The options have an exercise price of $0.50 per share. The options vest in equal installments quarterly over a period of one year commencing March 31, 2008, and lapse if unexercised on February 11, 2018. We have recorded an expense of $5,548 during the nine months ended September 30, 2008 related to the fair value of the options that vested during that period, using the Black-Scholes method based on the following weighted average assumptions:  (1) risk free interest rate of 2.6%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 100%; and (4) an expected life of the options of 2 years.

On March 6, 2008, we granted a total of 1,000,000 common stock warrants to consultants for financial services. The warrants have an exercise price of $1.00 per share. The warrants vested upon grant and expire if unexercised on March 6, 2011. We have recorded an expense of $76,338 during the nine months ended September 30, 2008 related to the fair value of the warrants that vested during that period, using the Black-Scholes method based on the following assumptions:  (1) risk free interest rate of 2%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 89%; and (4) an expected life of the warrants of 1 year.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Unaudited)

NOTE 2 - CAPITAL STOCK AND STOCKHOLDER’S EQUITY (cont’d)

During March 2008, we granted to each of three new members of our board of directors, as compensation for serving on our board of directors, options to purchase 100,000 common shares at $0.50 per share, reflecting the fair market value of the shares as of that date. The options vest 50,000 each upon grant with the balance vesting quarterly over a period of two years commencing March 31, 2008, and lapse if unexercised on April 1, 2018. The 300,000 options have been valued at $72,208 at the date of grant using the Black-Scholes method based on the following assumptions:  (1) risk free interest rate of 2%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 100%; and (4) an expected life of the options of 2 years. We have recorded an expense of $49,643 during the nine months ended September 30, 2008.

On March 7, 2008, we issued 31,718 shares of common stock to our president and chief executive officer as payment of accrued interest in the amount of $15,859. Of this amount, $14,800 had been accrued at December 31, 2007.

During July and August of 2008, we sold an aggregate of 2,320,000 units resulting in gross proceeds of $2,320,000 or $1.00 per unit. Net cash received was $2,278,000. Each unit consists of 1 share of common stock and ½ common stock purchase warrant. The warrants have a term of 5 years and an exercise price of $2.00 per share subject to certain anti-dilution adjustments. The warrants are also callable by the Company in the event the Company’s shares are publically traded in the future and certain price and volume conditions are met.

TR Winston & Company, LLC (“TR Winston”) acted as the Company’s placement agent with respect to the transaction. Pursuant to a placement agent agreement with TR Winston we agreed to the following compensation: (i) cash fee equal to 8% of gross proceeds raised, including any payments made to the Company upon the exercise of the warrants; (ii) the issuance of a warrant to purchase 8% of all securities issued; and (iii) payment of legal expenses totaling $20,000. As an accommodation to the Company, TR Winston agreed to receive a convertible debenture and warrants to purchase an additional 81,800 common shares in lieu of $163,600 of its cash fee.

On June 7, 2004, we granted a total of 750,000 common stock options to members of our Scientific Advisory Board. The options vested over a four year period on December 31 of each year. On May 15, 2007 our board approved a resolution to accelerate the vesting of the remaining 187,500 unvested options. At that time, all of the options were exercised and we received proceeds of $1,200. We have recorded compensation expense of $24,082 for the nine months ended September 30, 2007 related to the fair value of the options that vested during that period, using the Black-Scholes method based on the following assumption ranges:  (1) risk free interest rate of 3% - 4.9%; (2) dividend yield of 0%; (3) estimated volatility factor of the expected market price of our common stock of 89%; and (4) an expected life of the options of .5 - 3 years.

On November 10, 2006, we granted a total of 150,000 common stock options to employees and advisors. The options vested upon grant. All of these options were exercised during 2007 and we received proceeds of $1,500.

During May 2007, we issued an aggregate of 490,000 shares of common stock, valued at $245,000, as compensation for legal advisory and consulting services. The compensation cost was based on the fair value of our common stock.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Unaudited)

NOTE 3 -CONVERTIBLE NOTES PAYABLE

We have executed five convertible notes with our president and chief executive officer pursuant to which we have borrowed an aggregate of $155,000. The notes bear an interest rate of 4.2% and mature at various dates through December 6, 2011. Interest accrued through February 29, 2008 was $15,859. On March 7, 2008 we issued 31,718 shares of common stock as payment of this amount. Accrued interest at September 30, 2008 was $3,776. The notes are convertible, at the option of the holder, into shares of our common stock at a conversion price of $0.50 per share.

As an accommodation to the Company, TR Winston & Company, LLC, our placement agent, agreed to receive a convertible debenture and warrants to purchase an additional 81,800 common shares in lieu of $163,600 of its cash fee. The convertible debenture accrues interest at 5% per annum and has a maturity date of July 14, 2009. It is convertible into the shares of the Company’s common stock, at the sole discretion of the holder, at $1.00 per share subject to certain anti-dilution adjustments.

In accordance with Emerging Issues Task Force (“EITF”) No.00-27, “Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates’, to Certain Convertible Instruments”, a portion of the proceeds were allocated to the warrants based on their relative fair value, which totaled $20,675 using the Black Scholes option pricing model. This amount has been recorded as a debt discount and will be amortized over the term of the debenture. We determined that there was no beneficial conversion feature attributable to the convertible debenture since the effective conversion price was greater than the value of our common shares on the date of issuance. The assumptions used in the Black Scholes model are as follows:  (1) dividend yield of 0%; (2) expected volatility of 100%, (3) risk-free interest rate of 2.9%, and (4) expected life of 2 year.

NOTE 4 – INTELLECTUAL PROPERTY

We have acquired know-how, pre-clinical data, development data and related patent portfolios for a series of technologies that relate to targeted, potentially curative treatments for a variety of human cancers. We currently own 5 issued patents and 3 patent applications pending worldwide. The previous owner of the intellectual property, John Hopkins University, agreed to assign the patents underlying the technology to our co-founders (the “Assignee Co-Founders”) in return for their assumption of future patent fees and costs, and patent attorney fees and costs, associated with all of the assigned technology. In exchange for us continuing to pay for these future costs, the Assignee Co-Founders entered into world-wide, exclusive option agreements with us. In April 2008, upon the reimbursement of approximately $122,778 in previously-paid patent costs, fees and expenses to John Hopkins University, the Assignee Co-Founders assigned to GenSpera all right, title, and interest in and to the intellectual property, and GenSpera subsequently recorded  these assignments in the United States Patent & Trademark Office. By virtue of the April 2008 assignments, GenSpera has no further financial obligations to the Assignee Co-Founders or to John Hopkins University with regard to the assigned intellectual property. These reimbursement costs were required to be paid by the Assignee Co-Founders to Johns Hopkins University. As part of our agreements with the Assignee Co-Founders, we have provided these reimbursement costs directly to the Assignee Co-Founders specifically for reimbursement to Johns Hopkins University. Because these payments have been made by us to the Assignee Co-Founders, this may trigger a taxable event such that the Assignee Co-Founders may be required to pay Federal and state taxes (if any) based upon our payment of the reimbursement costs to the Assignee Co-Founders. Therefore, as part of our agreements with the Assignee Co-Founders, we have further provided additional funds to cover applicable Federal and state taxes (if any) associated with the reimbursement payments. Under our agreement with the Assignee Co-Founders, we will not be required to make any other future payments, including fees, milestone or royalty fees, to either Johns Hopkins University or the Assignee Co-Founders.

GENSPERA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Unaudited)

NOTE 4 – INTELLECTUAL PROPERTY (cont’d)

On March 10, 2008, we paid an aggregate of $184,167 to acquire the 5 issued patents and 3 patent applications pending worldwide described above. Amortization expense recorded during the period ended September 30, 2008 was $7,674.

Amortization expense for each on the next five fiscal years is estimated to be $15,348 per year.

NOTE 5- STOCK OPTIONS AND WARRANTS

Transactions involving our stock options are summarized as follows:

	2008		2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	—	$—	900,000	$0.003
Granted during the period	660,000	0.50	—	—
Exercised during the period	—	—	(900,000)	0.003
Terminated during the period	(16,000)	0.50	—	—
Outstanding at end of the period	644,000	$0.50	—	$—
Exercisable at end of the period	365,250	$0.50	—	$—

The intrinsic value of options exercised during 2007 was approximately $114,000.

At September 30, 2008 employee options outstanding totaled 300,000 with an exercise price of $0.50. These options had an intrinsic value of $111,000 and a remaining contractual term of 9.5 years. Of these options, 206,250 are exercisable at September 30, 2008, with an intrinsic value of $76,313 and a remaining contractual term of 9.5 years. Compensation cost related to the unvested employee options n0t yet recognized is $22,565 at September 30, 2008. This amount will be recognized over the next 1.25 years.

Transactions involving our stock warrants are summarized as follows:

	2008		2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	—	$—	—	$—
Granted during the period	3,160,000	1.21	—	—
Exercised during the period	(1,000,000)	0.50	—	—
Terminated during the period	—	—	—	—
Outstanding at end of the period	2,160,000	$1.54	—	$—
Exercisable at end of the period	2,160,000	$1.54	—	$—

6,012,400 Shares of Common Stock

Prospectus

November [___], 2008

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All expenses incurred will be paid by the Company. All of the amounts shown are estimates except the Securities and Exchange Commission, or SEC, registration fees.
To be Paid by the Registrant
SEC registration fees	$316
Legal fees and expenses	$0
Accounting fees and expenses	$10,000
Printing and engraving expenses	$5,000
Transfer agent’s fees	$2,000
Miscellaneous fees and expenses	$5,000
Total	$22,316

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended, or DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our certificate of incorporation states that, to the fullest extent permitted by the DGCL, no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director.

Our bylaws provide that we shall, to the fullest extent authorized by the DGCL, indemnify any person who was or is made a party or threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, against all expenses, liability or loss reasonably incurred or suffered by such person in connection with such action, suit or proceeding. Our bylaws also provide that we may enter into one or more agreements with any director, officer, employee or agent of ours, or any person serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, that provides for indemnification rights equivalent to or, if our board of directors so determines, greater than, those provided for in such bylaws.

We maintain a liability insurance policy for our directors and officers, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities.

The following information is given with regard to unregistered securities sold during the preceding three years including the dates and amounts of securities sold, the persons or class of persons to whom we sold the securities, the consideration received in connection with such sales and, if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.  The descriptions contained below are a summary and qualified by the agreements, if applicable, included as Exhibits to this Registration Statement. The following securities were issued in private offerings pursuant to the exemption from registration contained in Section 4(2) of the Securities Act and the rules promulgated thereunder:

•
On June 7, 2004, we granted a total of 750,000 common stock options to members of our Scientific Advisory Board. The options vested over a four year period on December 31 of each year and have an exercise price of $0.0016.

•
On September 29, 2004, we issued one of our shareholders a convertible note in the amount of $15,000. The consideration paid by the shareholder was cash. The note accrues interest at 4.2% per annum and is convertible into common shares at $0.50 per share. The note is due and payable on September 28, 2009.

•
On December 23, 2005, we issued one of our shareholders a convertible note in the amount of $35,000. The consideration paid by the shareholder was cash. The note accrues interest at 4.2% per annum and is convertible into common shares at $0.50 per share. The note is due and payable on December 22, 2010.

•
On May 19, 2006, we issued one of our shareholders a convertible note in the amount of $40,000. The consideration paid by the shareholder was cash. The note accrues interest at 4.2% per annum and is convertible into common shares at $0.50 per share. The note is due and payable on May 18, 2011.

•
On November 10, 2006, we granted a total of 150,000 common stock options to employees and advisors. The options vested upon grant, have a term of 10 years and an exercise price of $0.01. All of these options were exercised during 2007.

•
On December 6, 2006, we issued one of our shareholders a convertible note in the amount of $30,000. The consideration paid by the shareholder was cash. The note accrues interest at 4.2% per annum and is convertible into common shares at $0.50 per share. The note is due and payable on December 6, 2011.

•	In March and June of 2007 we issued a total of 900,000 common shares to employees and advisors in connection with the exercise of the options granted on June 7, 2004 and November 10, 2006.

•
During 2007, we issued an aggregate of 735,000 shares of common stock, valued at $367,500, as compensation for consulting and financial and legal advisory services. The compensation cost was based on the fair value of our common stock as determined by the Company’s board of directors.

•	During November 2007, we sold an aggregate of 1,300,000 common shares in a private placement to accredited investors at $0.50 per share, for gross proceeds of $650,000.

•
On January 1, 2008, we granted a total of 1,000,000 common stock warrants to the JD Group, LLC, a consultant, for business and financial planning services. The warrants have an exercise price of $0.50 per share. The warrants vested upon grant.

•
On January 7, 2008, we granted 100,000 shares of common stock, valued at $50,000, to a former director, Richard P. Burgoon, Jr., as compensation for serving on the board. The shares were vested upon grant.

•
On February 1, 2008, we granted a total of 240,000 common stock options to members of our Scientific Advisory Board. Of this total, 60,000 options were granted to each of the following individuals: Dr. John T. Isaacs, Dr. Samuel R. Denmeade, Dr. Soren Brogger Christensen and Dr. Hans Lilja. The options have an exercise price of $0.50 per share. The options vest in equal installments quarterly over a period of three years commencing March 31, 2008, and lapse if unexercised on January 31, 2018.

•
On February 11, 2008, we granted a total of 100,000 common stock options to the Verrazano Group, LLC, a consultant, for investor relation services. The options have an exercise price of $0.50 per share and expire if unexercised on February 11, 2013. As of the date of this prospectus, options to purchase 16,000 shares have lapsed.

•
On February 11, 2008, we granted a total of 20,000 common stock options to a consultant, Robert C. Scherne, CPA, PC for professional services. The options have an exercise price of $0.50 per share. The options vest in equal installments quarterly over a period of one year commencing March 31, 2008, and lapse if unexercised on February 11, 2018.

•
On March 6, 2008, we granted a total of 1,000,000 common stock warrants to consultants for business advisory services. Of this total, 500,000 stock warrants were granted to Pangaea Partners, LLC and an additional 500,000 common stock warrants were granted to High Tide, LLC. The warrants have an exercise price of $1.00 per share.

•	On March 7, 2008, we issued 1,000,000 common shares upon the exercise of 1,000,000 common stock warrants at $.50 per share. We received gross proceeds of $500,000.

•
During March 2008, we granted to our board of directors, as compensation for serving on our board of directors, options to purchase an aggregate of 300,000 common shares at $0.50 per share, reflecting the fair market value of the shares as of that date. Each Director ( Scott Ogilvie, Richard P. Burgoon, Jr. and John M. Farah, Jr., Ph.D.) received 50,000 options that vested upon grant with the remaining 50,000 options vesting quarterly over a period of two years commencing March 31, 2008, and lapse if unexercised on April 1, 2018.

•	On March 7, 2008, we issued 31,718 shares of common stock to our Chief Executive Officer and President, Craig A. Dionne, Ph.D., as payment of accrued interest in the amount of $15,859.

•
During July and August of 2008, we sold an aggregate of 2,320,000 units resulting in gross proceeds of $2,320,000 or $1.00 per unit. Each unit consists of: (i) 1 share of common stock; and (ii) ½ common stock purchase warrant. The warrants have a term of 5 years and an exercise price of $2.00 per shares subject to certain anti-dilution adjustments. The warrants are also callable by the Company in the event the Company’s shares are publically traded in the future and certain price and volume conditions are met.

TR Winston & Company, LLC acted as the Company’s placement agent with respect to the transaction. Pursuant to a placement agent agreement with TR Winston & Company, LLC we agreed to the following compensation: (i) cash fee equal to 8% of gross proceeds raised, including any payments made to the Company upon the exercise of the warrants; (ii) the issuance of a warrant to purchase 8% of all securities issued; and (iii) payment of legal expenses totaling $20,000. Accordingly, we issued to TR Winston & Company, LLC a warrant to purchase 278,400 common shares. The warrant has an exercise price per common shares of $2.00 and a term of 5 years.

Also, as an accommodation to the Company, TR Winston & Company, LLC agreed to receive a convertible debenture and warrants to purchase an additional 81,800 common shares in lieu of $163,600 of its cash fee. The warrant is in addition to any warrants received as compensation for acting as placement agent. The convertible debenture accrues interest at 5% per annum and has a maturity date of July 14, 2009. It is convertible into the shares of the Company’s common stock, at the sole discretion of the holder, at $1.00 per share subject to certain anti-dilution adjustments. The warrant has the same terms as those issued to investors in the offering.

•
In October of 2008, we granted warrants to purchase an aggregate of 50,000 common shares to Crystal Research Associates, LLC for marketing services. The warrants have an exercise price of $2.00 per share.

•
In October of 2008, we granted options to purchase an aggregate of 15,000 common shares to our director Scott Ogilvie at an exercise price of $1.00 per share. The options vested on the date of grant and lapse if unexercised on October 16, 2018.

Item 16. Exhibits.

See Exhibit Index beginning on page 66 of this registration statement.

Item 17. Undertakings.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Antonio, State of Texas, on November 21, 2008.

GENSPERA, INC.

By:	/S/ Craig Dionne, PhD
Craig Dionne, PhD Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig Dionne and Russell Richerson, and each of them acting alone, with full power of substitution and resubstitution and full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and all documents in connection therewith (including all post-effective amendments and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act), with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CRAIG DIONNE	Chief Executive Officer, President and Director	November 24, 2008
Craig Dionne	(Principal Executive Officer)

/S/ CRAIG DIONNE	Chief Financial Officer	November 24, 2008
Craig Dionne	(Principal Financial and Accounting Officer)

/S/ JOHN M. FARAH, JR	Director	November 24, 2008
John M. Farah, Jr.

/S/ SCOTT OGILVIE	Director	November 24, 2008
Scott Ogilvie

INDEX TO EXHIBITS

			Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
3.01	Amended and Restated Certificate of Incorporation	*	S-1	3.01	333-153829	10/03/08

3.02	Bylaws	*	S-1	3.02	333-153829	10/03/08

4.01	Specimen of Common Stock certificate	*	S-1	4.01	333-153829	10/03/08

4.02	GenSpera 2007 Equity Compensation Plan	*	S-1	4.02	333-153829	10/03/08

4.03	GenSpera 2007 Equity Compensation Plan form of Incentive Stock Option Grant	*	S-1	4.03	333-153829	10/03/08

4.04	GenSpera 2007 Equity Compensation Plan form of Nonqualified Stock Option Grant	*	S-1	4.04	333-153829	10/03/08

4.05	Form of 4.2% convertible note issued to shareholder	*	S-1	4.05	333-153829	10/03/08

4.06	Form of Subscription Agreement for November 2007 offering	*	S-1	4.06	333-153829	10/03/08

4.07	Form of Warrant dated March 6, 2008 issued to consultant for financial consulting services.	*	S-1	4.07	333-153829	10/03/08

4.08	Form of Securities Purchase Agreement—July and August 2008 private placement	*	S-1	4.08	333-153829	10/03/08

4.09	Form of Registration Rights Agreement – July and August 2008 private placement	*	S-1	4.09	333-153829	10/03/08

4.10	Form of Warrant – July and August 2008 private placement	*	S-1	4.10	333-153829	10/03/08

4.11	Form of insider Lock-Up Agreement – July and August 2008 private placement	*	S-1	4.11	333-153829	10/03/08

4.12	Form of 5% convertible debenture issued to TR Winston & Company, LLC	*	S-1	4.12	333-153829	10/03/08

5.01	Opinion of Law Offices of Raul Silvestre & Associates, APLC	*

10.01	Form of Transactional Fee Agreement between the Company and TR Winston & Company, LLC dated March 17, 2008	*	S-1	10.01	333-153829	10/03/08

10.02	Exclusive Supply Agreement between GenSpera and Thapsibiza dated January 22, 2008	*	S-1	10.02	333-153829	10/03/08

10.03	Terms of verbal employment agreement with Craig Dionne dated February 11, 2008	*	S-1	10.03	333-153829	10/03/08

10.04	Terms of verbal employment agreement with Russell Richerson dated July 1, 2008	*	S-1	10.04	333-153829	10/03/08

23.01	Consent of RBSM LLP	*

23.02	Consent of Law Offices of Raul Silvestre & Associates, APLC (contained in opinion filed as Exhibit 5.01 to this registration statement)	*

24.01	Power of Attorney – Included on the signature page	*